FORM 6 - K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a - 16 or 15d - 16 of
the Securities Exchange Act of 1934

As of February 24, 2016

TENARIS, S.A.
(Translation of Registrant's name into English)

TENARIS, S.A.
29, Avenue de la Porte-Neuve 3rd floor
L-2227 Luxembourg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F.

Form 20-F  Ö   Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12G3-2(b) under the Securities Exchange Act of 1934.

Yes         No  Ö

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The attached material is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended. This report contains Tenaris S.A Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 24, 2016.

Tenaris, S.A.

By: /s/ Cecilia Bilesio
Cecilia Bilesio
Corporate Secretary

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

TENARIS S.A.

CONSOLIDATED
FINANCIAL STATEMENTS

For the years ended December 31, 2015, 2014 and 2013

29, Avenue de la Porte-Neuve – 3rd Floor.
L – 2227 Luxembourg
R.C.S. Luxembourg: B 85 203

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

(all amounts in thousands of U.S. dollars, unless otherwise stated)		Year ended December 31,
	Notes	2015	2014	2013
Continuing operations
Net sales	1	7,100,753	10,337,962	10,596,781
Cost of sales	2	(4,885,078)	(6,287,460)	(6,456,786)
Gross profit		2,215,675	4,050,502	4,139,995
Selling, general and administrative expenses	3	(1,624,275)	(1,963,952)	(1,941,213)
Other operating income	5	14,603	27,855	14,305
Other operating expenses	5	(410,575)	(215,589)	(28,257)
Operating income		195,428	1,898,816	2,184,830
Finance Income	6	34,574	38,211	34,767
Finance Cost	6	(23,058)	(44,388)	(70,450)
Other financial results	6	2,694	39,214	7,004
Income before equity in earnings of non-consolidated companies and income tax		209,638	1,931,853	2,156,151
Equity in earnings (losses) of non-consolidated companies	7	(39,558)	(164,616)	46,098
Income before income tax		170,080	1,767,237	2,202,249
Income tax	8	(244,505)	(586,061)	(627,877)
(Loss) Income for the year		(74,425)	1,181,176	1,574,372
Attributable to:
Owners of the parent		(80,162)	1,158,517	1,551,394
Non-controlling interests		5,737	22,659	22,978
		(74,425)	1,181,176	1,574,372
Earnings per share attributable to the owners of the parent during the period:
Weighted average number of ordinary shares (thousands)		1,180,537	1,180,537	1,180,537
Continuing operations
Basic and diluted (loss) earnings per share (U.S. dollars per share)		(0.07)	0.98	1.31
Basic and diluted (loss) earnings per ADS (U.S. dollars per ADS) (*)		(0.14)	1.96	2.63

 (*) Each ADS equals two shares.

CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013

(Loss) Income for the year	(74,425)	1,181,176	1,574,372

Items that will not be reclassified to profit or loss:
Remeasurements of post employment benefit obligations	14,181	1,850	18,314
Income tax on items that will not be reclassified	(4,242)	(513)	(4,865)
	9,939	1,337	13,449
Items that may be subsequently reclassified to profit or loss:
Currency translation adjustment	(256,260)	(197,711)	(1,941)
Change in value of cash flow hedges and available for sale financial instruments	13,185	(10,483)	2,941
Share of other comprehensive income of non-consolidated companies:
- Currency translation adjustment	(92,914)	(54,688)	(87,666)
- Changes in the fair value of derivatives held as cash flow hedges and others	(4,239)	(3,857)	2,682
Income tax related to cash flow hedges and available for sale financial instruments	(284)	400	478
	(340,512)	(266,339)	(83,506)
Other comprehensive (loss) for the year, net of tax	(330,573)	(265,002)	(70,057)
Total comprehensive (loss) income for the year	(404,998)	916,174	1,504,315
Attributable to:
Owners of the parent	(410,187)	894,929	1,480,572
Non-controlling interests	5,189	21,245	23,743
	(404,998)	916,174	1,504,315

The accompanying notes are an integral part of these Consolidated Financial Statements.

Tenaris S.A. Consolidated Financial Statements for the years ended December 31, 2015, 2014 and 2013

CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(all amounts in thousands of U.S. dollars)		At December 31, 2015		At December 31, 2014
	Notes
ASSETS
Non-current assets
Property, plant and equipment, net	10	5,672,258		5,159,557
Intangible assets, net	11	2,143,452		2,757,630
Investments in non-consolidated companies	12	490,645		643,630
Available for sale assets	30	21,572		21,572
Other investments	18	394,746		1,539
Deferred tax assets	20	200,706		268,252
Receivables	13	220,564	9,143,943	262,176	9,114,356
Current assets
Inventories	14	1,843,467		2,779,869
Receivables and prepayments	15	148,846		267,631
Current tax assets	16	188,180		129,404
Trade receivables	17	1,135,129		1,963,394
Other investments	18	2,140,862		1,838,379
Cash and cash equivalents	18	286,547	5,743,031	417,645	7,396,322
Total assets			14,886,974		16,510,678
EQUITY
Capital and reserves attributable to owners of the parent			11,713,344		12,654,114
Non-controlling interests			152,712		152,200
Total equity			11,866,056		12,806,314
LIABILITIES
Non-current liabilities
Borrowings	19	223,221		30,833
Deferred tax liabilities	20	750,325		714,123
Other liabilities	21 (i)	231,176		285,865
Provisions	22 (ii)	61,421	1,266,143	70,714	1,101,535
Current liabilities
Borrowings	19	748,295		968,407
Current tax liabilities	16	136,018		352,353
Other liabilities	21 (ii)	222,842		296,277
Provisions	23 (ii)	8,995		20,380
Customer advances		134,780		133,609
Trade payables		503,845	1,754,775	831,803	2,602,829
Total liabilities			3,020,918		3,704,364
Total equity and liabilities			14,886,974		16,510,678

Contingencies, commitments and restrictions on the distribution of profits are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY
(all amounts in thousands of U.S. dollars)

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings (3)	Total	Non-controlling interests	Total
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

(Loss) income for the year	-	-	-	-	-	(80,162)	(80,162)	5,737	(74,425)
Currency translation adjustment	-	-	-	(255,569)	-	-	(255,569)	(691)	(256,260)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	10,213	-	10,213	(274)	9,939
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	12,484	-	12,484	417	12,901
Share of other comprehensive income of non-consolidated companies	-	-	-	(92,914)	(4,239)	-	(97,153)	-	(97,153)
Other comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	-	(330,025)	(548)	(330,573)
Total comprehensive (loss) income for the year	-	-	-	(348,483)	18,458	(80,162)	(410,187)	5,189	(404,998)
Acquisition of non-controlling interests	-	-	-	-	659	-	659	(1,727)	(1,068)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(2,950)	(534,192)
Balance at December 31, 2015	1,180,537	118,054	609,733	(1,006,767)	(298,682)	11,110,469	11,713,344	152,712	11,866,056

(1) The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2015 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2) Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

(3) The Distributable Reserve and Retained Earnings calculated according to Luxembourg Law are disclosed in Note 25.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY (Cont.)
•
(all amounts in thousands of U.S. dollars)	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

Income for the year	-	-	-	-	-	1,158,517	1,158,517	22,659	1,181,176
Currency translation adjustment	-	-	-	(196,852)	-	-	(196,852)	(859)	(197,711)
Remeasurements of post employment benefit obligations, net of taxes	-	-	-	-	1,503	-	1,503	(166)	1,337
Change in value of available for sale financial instruments and cash flow hedges net of tax	-	-	-	-	(9,694)	-	(9,694)	(389)	(10,083)
Share of other comprehensive income of non-consolidated companies	-	-	-	(54,688)	(3,857)	-	(58,545)	-	(58,545)
Other comprehensive (loss) income for the year	-	-	-	(251,540)	(12,048)	-	(263,588)	(1,414)	(265,002)
Total comprehensive income for the year	-	-	-	(251,540)	(12,048)	1,158,517	894,929	21,245	916,174
Acquisition of non-controlling interests	-	-	-	-	7	-	7	(152)	(145)
Dividends paid in cash	-	-	-	-	-	(531,242)	(531,242)	(48,339)	(579,581)
Balance at December 31, 2014	1,180,537	118,054	609,733	(658,284)	(317,799)	11,721,873	12,654,114	152,200	12,806,314

	Attributable to owners of the parent
	Share Capital (1)	Legal Reserves	Share Premium	Currency Translation Adjustment	Other Reserves (2)	Retained Earnings	Total	Non-controlling interests	Total
Balance at December 31, 2012	1,180,537	118,054	609,733	(316,831)	(314,297)	10,050,835	11,328,031	171,561	11,499,592

Income for the year	-	-	-	-	-	1,551,394	1,551,394	22,978	1,574,372
Currency translation adjustment	-	-	-	(2,247)	-	-	(2,247)	306	(1,941)
Effect of adopting IAS 19R	-	-	-	-	13,449	-	13,449	-	13,449
Hedge reserve, net of tax	-	-	-	-	2,960	-	2,960	459	3,419
Share of other comprehensive income of non-consolidated companies	-	-	-	(87,666)	2,682	-	(84,984)	-	(84,984)
Other comprehensive (loss) income for the year	-	-	-	(89,913)	19,091	-	(70,822)	765	(70,057)
Total comprehensive income for the year	-	-	-	(89,913)	19,091	1,551,394	1,480,572	23,743	1,504,315
Acquisition of non-controlling interests	-	-	-	-	(10,552)	-	(10,552)	2,784	(7,768)
Dividends paid in cash	-	-	-	-	-	(507,631)	(507,631)	(18,642)	(526,273)
Balance at December 31, 2013	1,180,537	118,054	609,733	(406,744)	(305,758)	11,094,598	12,290,420	179,446	12,469,866

(1)	The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. As of December 31, 2014 and 2013 there were 1,180,536,830 shares issued. All issued shares are fully paid.

(2)	Other reserves include mainly the result of transactions with non-controlling interest that do not result in a loss of control, the remeasurement of post-employment benefit obligations and the changes in value of cash flow hedges and in available for sale financial instruments.

The accompanying notes are an integral part of these Consolidated Financial Statements.

CONSOLIDATED STATEMENT OF CASH FLOWS

(all amounts in thousands of U.S. dollars)		Year ended December 31,
	Notes	2015	2014	2013
Cash flows from operating activities
(Loss) income for the year		(74,425)	1,181,176	1,574,372
Adjustments for:
Depreciation and amortization	10 & 11	658,778	615,629	610,054
Impairment charge	5	400,314	205,849	-
Income tax accruals less payments	27(ii)	(91,080)	79,062	125,416
Equity in (earnings) losses of non-consolidated companies	7	39,558	164,616	(46,098)
Interest accruals less payments, net	27(iii)	(1,975)	(37,192)	(29,723)
Changes in provisions		(20,678)	(4,982)	(1,800)
Changes in working capital	27(i)	1,373,985	(72,066)	188,780
Other, including currency translation adjustment		(69,473)	(88,025)	(43,649)
Net cash provided by operating activities		2,215,004	2,044,067	2,377,352

Cash flows from investing activities
Capital expenditures	10 & 11	(1,131,519)	(1,089,373)	(753,498)
Changes in advance to suppliers of property, plant and equipment		49,461	(63,390)	(22,234)
Investment in non-consolidated companies	12 c	(4,400)	(1,380)	-
Acquisition of subsidiaries and non-consolidated companies	26	-	(28,060)	-
Net loan to non-consolidated companies		(22,322)	(21,450)	-
Proceeds from disposal of property, plant and equipment and intangible assets		10,090	11,156	33,186
Dividends received from non-consolidated companies	12	20,674	17,735	16,334
Changes in investments in securities		(695,566)	(611,049)	(582,921)
Net cash used in investing activities		(1,773,582)	(1,785,811)	(1,309,133)

Cash flows from financing activities
Dividends paid	9	(531,242)	(531,242)	(507,631)
Dividends paid to non-controlling interest in subsidiaries		(2,950)	(48,339)	(18,642)
Acquisitions of non-controlling interests		(1,068)	(145)	(7,768)
Proceeds from borrowings (*)		2,064,218	3,046,837	2,460,409
Repayments of borrowings (*)		(2,063,992)	(2,890,717)	(3,143,241)
Net cash used in financing activities		(535,034)	(423,606)	(1,216,873)

Decrease in cash and cash equivalents		(93,612)	(165,350)	(148,654)
Movement in cash and cash equivalents
At the beginning of the year		416,445	598,145	772,656
Effect of exchange rate changes		(36,635)	(16,350)	(25,857)
Decrease in cash and cash equivalents		(93,612)	(165,350)	(148,654)
At December 31,	27(iv)	286,198	416,445	598,145

		At December 31,
Cash and cash equivalents		2015	2014	2013
Cash and bank deposits	18	286,547	417,645	614,529
Bank overdrafts	19	(349)	(1,200)	(16,384)
		286,198	416,445	598,145

(*) Mainly related to the renewal of short-term local facilities carried out during the years 2015, 2014 and 2013.

The accompanying notes are an integral part of these Consolidated Financial Statements.

INDEX TO THE NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

I.	GENERAL INFORMATION	IV.	OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
		1	Segment information
II.	ACCOUNTING POLICIES ("AP")	2	Cost of sales
A	Basis of presentation	3	Selling, general and administrative expenses
B	Group accounting	4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)
C	Segment information	5	Other operating income and expenses
D	Foreign currency translation	6	Financial results
E	Property, plant and equipment	7	Equity in earnings (losses) of non-consolidated companies
F	Intangible assets	8	Income tax
G	Impairment of non-financial assets	9	Dividends distribution
H	Other investments	10	Property, plant and equipment, net
I	Inventories	11	Intangible assets, net
J	Trade and other receivables	12	Investments in non-consolidated companies
K	Cash and cash equivalents	13	Receivables - non current
L	Equity	14	Inventories
M	Borrowings	15	Receivables and prepayments
N	Current and Deferred income tax	16	Current tax assets and liabilities
O	Employee benefits	17	Trade receivables
P	Provisions	18	Cash and cash equivalents and Other investments
Q	Trade payables	19	Borrowings
R	Revenue recognition	20	Deferred income tax
S	Cost of sales and sales expenses	21	Other liabilities
T	Earnings per share	22	Non-current allowances and provisions
U	Financial instruments	23	Current allowances and provisions
		24	Derivative financial instruments
		25	Contingencies, commitments and restrictions on the distribution of profits
III.	FINANCIAL RISK MANAGEMENT	26	Acquisition of subsidiaries and non-consolidated companies
		27	Cash flow disclosures
A	Financial Risk Factors	28	Related party transactions
B	Financial instruments by category	29	Principal subsidiaries
C	Fair value hierarchy	30	Nationalization of Venezuelan Subsidiaries
D	Fair value estimation	31	Fees paid to the Company's principal accountant
E	Accounting for derivative financial instruments and hedging activities	32	Subsequent event

 I. GENERAL INFORMATION
Tenaris S.A. (the "Company") was established as a public limited liability company (societé anonyme) under the laws of the Grand-Duchy of Luxembourg on December 17, 2001. The Company holds, either directly or indirectly, controlling interests in various subsidiaries in the steel pipe manufacturing and distribution businesses. References in these Consolidated Financial Statements to "Tenaris" refer to Tenaris S.A. and its consolidated subsidiaries. A list of the principal Company's subsidiaries is included in Note 29 to these Consolidated Financial Statements.

The Company's shares trade on the Buenos Aires Stock Exchange, the Italian Stock Exchange and the Mexican Stock Exchange; the Company's American Depositary Securities ("ADS") trade on the New York Stock Exchange.

These Consolidated Financial Statements were approved for issuance by the Company's Board of Directors on February 24, 2016.

Restatement of 2014 Financial Statements
On May 28, 2015, the Company restated its Consolidated Financial Statements for the year ended December 31, 2014 to reduce the carrying amount of the Company's investment in Usinas Siderúrgicas de Minas Gerais S.A. Usiminas ("Usiminas"). All information as of December 31, 2014 included in these Consolidated Financial Statements is derived from the Company's audited Restated Consolidated Financial Statements for the year ended December 31, 2014.

II. ACCOUNTING POLICIES
The principal accounting policies applied in the preparation of these Consolidated Financial Statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.
A            Basis of presentation
The Consolidated Financial Statements of Tenaris have been prepared in accordance with International Financial Reporting Standards ("IFRS"), as issued by the International Accounting Standards Board ("IASB") and adopted by the European Union, under the historical cost convention, as modified by the revaluation of available for sale financial assets and financial assets and liabilities (including derivative instruments) at fair value through profit or loss. The Consolidated Financial Statements are, unless otherwise noted, presented in thousands of U.S. dollars ("$").

Whenever necessary, certain comparative amounts have been reclassified to conform to changes in presentation in the current year.

The preparation of Consolidated Financial Statements in conformity with IFRS requires management to make certain accounting estimates and assumptions that might affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the reporting dates, and the reported amounts of revenues and expenses during the reporting years. Actual results may differ from these estimates.

(1)	New and amended standards not yet adopted and relevant for Tenaris

IFRS 15, "Revenue from contracts with customers"

In May 2014, the IASB issued IFRS 15, "Revenue from contracts with customers", which sets out the requirements in accounting for revenue arising from contracts with customers and which is based on the principle that revenue is recognized when control of a good or service is transferred to the customer. IFRS 15 must be applied on annual periods beginning on or after January 1, 2018.

IFRS 9, "Financial instruments"

In July 2014, the IASB issued IFRS 9, "Financial instruments", which replaces the guidance in IAS 39. It includes requirements on the classification and measurement of financial assets and liabilities, as well as an expected credit losses model that replaces the current incurred loss impairment model. IFRS 9 must be applied on annual periods beginning on or after January 1, 2018.

A            Basis of presentation (Cont.)
(1)	New and amended standards not yet adopted and relevant for Tenaris (Cont.)

Amendments to IFRS 10, "Consolidated financial statements" and IAS 28, "Investments in associates and joint ventures"

In September 2014, the IASB issued the Amendments to IFRS 10, "Consolidated financial statements" and IAS 28, "Investments in associates and joint ventures", which addresses an acknowledged inconsistency between the requirements of both standards in dealing with the sale or contribution of assets between an investor and its associate or joint venture. These amendments must be applied on annual periods beginning on or after January 1, 2016.

These standards are not effective for the financial year beginning January 1, 2015 and have not been early adopted.

These standards have not been endorsed by the EU.

The Company's management has not yet assessed the potential impact that the application of these standards may have on the Company's financial condition or results of operations.

(2)	New and amended standards adopted for Tenaris

Amendments to IAS 32, 'Financial instruments: Presentation', IAS 36, 'Impairment of assets' and IAS 39, 'Financial instruments: Recognition and measurement'.

All the amendments to the standards IAS 32, 'Financial instruments: Presentation' – Offsetting ﬁnancial assets and ﬁnancial liabilities, IAS 36, 'Impairment of assets' – Recoverable amount disclosures for non-ﬁnancial assets and IAS 39, 'Financial instruments: Recognition and measurement' – Novation of derivatives and continuation of hedge accounting have been analyzed by the Company. The application of these standards did not materially affect the Company's financial condition or results of operations.

B            Group accounting
(1)            Subsidiaries and transactions with non-controlling interests

Subsidiaries are all entities over which Tenaris has control. Tenaris controls an entity when it is exposed to, or has rights to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. Subsidiaries are fully consolidated from the date on which control is exercised by the Company and are no longer consolidated from the date control ceases.

The purchase method of accounting is used to account for the acquisition of subsidiaries by Tenaris. The cost of an acquisition is measured as the fair value of the assets given, equity instruments issued and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed as incurred. Identifiable assets acquired, liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. Any non-controlling interest in the acquiree is measured either at fair value or at the non-controlling interest's proportionate share of the acquiree's net assets. The excess of the aggregate of the consideration transferred and the amount of any non-controlling interest in the acquiree over the fair value of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired, the difference is recognized directly in the Consolidated Income Statement.

Transactions with non-controlling interests that do not result in a loss of control are accounted as transactions with equity owners of the Company. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

Material inter-company transactions, balances and unrealized gains (losses) on transactions between Tenaris subsidiaries have been eliminated in consolidation. However, since the functional currency of some subsidiaries is its respective local currency, some financial gains (losses) arising from inter-company transactions are generated. These are included in the Consolidated Income Statement under Other financial results.

B            Group accounting (Cont.)
(2)            Non-consolidated companies

Non-consolidated companies are all entities in which Tenaris has significant influence but not control, generally accompanying a shareholding of between 20% and 50% of the voting rights. Investments in non-consolidated companies (associated and joint ventures) are accounted for by the equity method of accounting and are initially recognized at cost. The Company's investment in non-consolidated companies includes goodwill identified in acquisition, net of any accumulated impairment loss.

Unrealized results on transactions between Tenaris and its non-consolidated companies are eliminated to the extent of Tenaris' interest in the non-consolidated companies. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment indicator of the asset transferred. Financial statements of non-consolidated companies have been adjusted where necessary to ensure consistency with IFRS.

The Company's pro-rata share of earnings in non-consolidated companies is recorded in the Consolidated Income Statement under Equity in earnings (losses) of non-consolidated companies. The Company's pro-rata share of changes in other reserves is recognized in the Consolidated Statement of Changes in Equity under Other Reserves.

At December 31, 2015, Tenaris holds 11.46% of Ternium's common stock. The following factors and circumstances evidence that Tenaris has significant influence (as defined by IAS 28, "Investments in associates companies") over Ternium, and as a result the Company's investment in Ternium has been accounted for under the equity method:

▪	Both the Company and Ternium are under the indirect common control of San Faustin S.A.;
▪	Four out of eight members of Ternium's Board of Directors (including Ternium's chairman) are also members of the Company's Board of Directors;
▪	Under the shareholders' agreement by and between the Company and Techint Holdings S.à r.l, a wholly owned subsidiary of San Faustin S.A. and Ternium's main shareholder, dated January 9, 2006, Techint Holdings S.à r.l, is required to take actions within its power to cause (a) one of the members of Ternium's Board of Directors to be nominated by the Company and (b) any director nominated by the Company to be only removed from Ternium's Board of Directors pursuant to previous written instructions of the Company.

The Company's investment in Ternium is carried at incorporation cost plus proportional ownership of Ternium's earnings and other shareholders' equity accounts. Because the exchange of its holdings in Amazonia and Ylopa for shares in Ternium was considered to be a transaction between companies under common control of San Faustin S.A. (formerly San Faustin N.V.), Tenaris recorded its initial ownership $22.6 million less than its proportional ownership of Ternium's shareholders' equity at the transaction date. As a result of this treatment, Tenaris' investment in Ternium will not reflect its proportional ownership of Ternium's net equity position.

At December 31, 2015, Tenaris holds through its Brazilian subsidiary Confab Industrial S.A. ("Confab"), 5.0% of the shares with voting rights and 2.5% of Usiminas's total share capital. The acquisition of Usiminas shares was part of a larger transaction performed on January 16, 2012, pursuant to which Ternium, certain of its subsidiaries and Confab joined Usiminas's existing control group through the acquisition of ordinary shares representing 27.7% of Usiminas' total voting capital and 13.8% of Usiminas' total share capital. The rights of Ternium and its subsidiaries and Confab within the Ternium/Tenaris Group are governed under a separate shareholders agreement. Those circumstances evidence that Tenaris has significant influence over Usiminas, consequently, accounted it for under the equity method (as defined by IAS 28, "Investments in Associates and Joint Ventures").

Tenaris reviews investments in non-consolidated companies for impairment whenever events or changes in circumstances indicate that the asset's carrying amount may not be recoverable, such as a significant or prolonged decline in fair value below the carrying value.

Tenaris carries its investment in Ternium and Usiminas at its proportional equity value, with no additional goodwill or intangible assets recognized. At December 31, 2015, 2014 and 2013, no impairment provisions were recorded on Tenaris' investment in Ternium while in 2014 and 2015, impairment charges were recorded on Tenaris' investment in Usiminas. See Note 7 and Note 12.

C            Segment information

The Company is organized in one major business segment, Tubes, which is also the reportable operating segment.

The Tubes segment includes the production and sale of both seamless and welded steel tubular products and related services mainly for the oil and gas industry, particularly oil country tubular goods (OCTG) used in drilling operations, and for other industrial applications with production processes that consist in the transformation of steel into tubular products. Business activities included in this segment are mainly dependent on the oil and gas industry worldwide, as this industry is a major consumer of steel pipe products, particularly OCTG used in drilling activities. Demand for steel pipe products from the oil and gas industry has historically been volatile and depends primarily upon the number of oil and natural gas wells being drilled, completed and reworked, and the depth and drilling conditions of these wells. Sales are generally made to end users, with exports being done through a centrally managed global distribution network and domestic sales are made through local subsidiaries. Corporate general and administrative expenses have been allocated to the Tubes segment.

Others include all other business activities and operating segments that are not required to be separately reported, including the production and selling of sucker rods, welded steel pipes for electric conduits, industrial equipment, coiled tubing, energy and raw materials that exceed internal requirements.

Tenaris' Chief Operating Decision Maker (CEO) holds monthly meetings with senior management, in which operating and financial performance information is reviewed, including financial information that differs from IFRS principally as follows:

▪	The use of direct cost methodology to calculate the inventories, while under IFRS it is at full cost, including absorption of production overheads and depreciations;
▪	The use of costs based on previously internally defined cost estimates, while, under IFRS, costs are calculated at historical cost;
▪	Other timing differences.

Tenaris groups its geographical information in five areas: North America, South America, Europe, Middle East and Africa, and Far East and Oceania. For purposes of reporting geographical information, net sales are allocated to geographical areas based on the customer's location; allocation of assets, capital expenditures and associated depreciations and amortizations are based on the geographical location of the assets.

D            Foreign currency translation
(1)            Functional and presentation currency
IAS 21 (revised) defines the functional currency as the currency of the primary economic environment in which an entity operates.

The functional and presentation currency of the Company is the U.S. dollar. The U.S. dollar is the currency that best reflects the economic substance of the underlying events and circumstances relevant to Tenaris global operations.

Except for the Brazilian and Italian subsidiaries whose functional currencies are their local currencies, Tenaris determined that the functional currency of its other subsidiaries is the U.S. dollar, based on the following principal considerations:

▪	Sales are mainly negotiated, denominated and settled in U.S. dollars. If priced in a currency other than the U.S. dollar, the sales price considers exposure to fluctuation in the exchange rate versus the U.S. dollar;
▪	Prices of their critical raw materials and inputs are priced and settled in U.S. dollars;
▪	Transaction and operational environment and the cash flow of these operations have the U.S. dollars as reference currency;
▪	Significant level of integration of the local operations within Tenaris' international global distribution network;
▪	Net financial assets and liabilities are mainly received and maintained in U.S. dollars;
▪	The exchange rate of certain legal currencies has long-been affected by recurring and severe economic crises.

▪	D	Foreign currency translation (Cont.)
 (2)            Transactions in currencies other than the functional currency

Transactions in currencies other than the functional currency are translated into the functional currency using the exchange rates prevailing at the date of the transactions or valuation where items are re-measured.
At the end of each reporting period: (i) monetary items denominated in currencies other than the functional currency are translated using the closing rates; (ii) non-monetary items that are measured in terms of historical cost in a currency other than the functional currency are translated using the exchange rates prevailing at the date of the transactions; and (iii) non-monetary items that are measured at fair value in a currency other than the functional currency are translated using the exchange rates prevailing at the date when the fair value was determined.

Foreign exchange gains and losses resulting from the settlement of such transactions and from the translation at year-end exchange rates of monetary assets and liabilities denominated in currencies other than the functional currency are recorded as gains and losses from foreign exchange and included in "Other financial results" in the Consolidated Income Statement, except when deferred in equity as qualifying cash flow hedges and qualifying net investment hedges. Translation differences in non-monetary financial assets and liabilities such as equities held at fair value through profit or loss are recognized in profit or loss as part of the "fair value gain or loss," while translation differences on non-monetary financial assets such as equities classified as available for sale are included in the "available for sale reserve" in equity. Tenaris had no such assets or liabilities for any of the periods presented.

(3)            Translation of financial information in currencies other than the functional currency
Results of operations for subsidiaries whose functional currencies are not the U.S. dollar are translated into U.S. dollars at the average exchange rates for each quarter of the year. Financial Statement positions are translated at the end-of-year exchange rates. Translation differences are recognized in a separate component of equity as currency translation adjustments. In the case of a sale or other disposal of any of such subsidiaries, any accumulated translation difference would be recognized in income as a gain or loss from the sale.

E            Property, plant and equipment
Property, plant and equipment are recognized at historical acquisition or construction cost less accumulated depreciation and impairment losses. Historical cost includes expenditure that is directly attributable to the acquisition of the items. Property, plant and equipment acquired through acquisitions accounted for as business combinations have been valued initially at the fair market value of the assets acquired.

Major overhaul and rebuilding expenditures are capitalized as property, plant and equipment only when it is probable that future economic benefits associated with the item will flow to the group and the investment enhances the condition of assets beyond its original condition. The carrying amount of the replaced part is derecognized. Ordinary maintenance expenses on manufacturing properties are recorded as cost of products sold in the year in which they are incurred.

Borrowing costs that are attributable to the acquisition or construction of certain capital assets are capitalized as part of the cost of the asset, in accordance with IAS 23(R) ("Borrowing Costs"). Assets for which borrowing costs are capitalized are those that require a substantial period of time to prepare for their intended use.

Depreciation method is reviewed at each year end. Depreciation is calculated using the straight-line method to depreciate the cost of each asset to its residual value over its estimated useful life, as follows:

Land	No Depreciation
Buildings and improvements	30-50 years
Plant and production equipment	10-40 years
Vehicles, furniture and fixtures, and other equipment	4-10 years

The assets' residual values and useful lives of significant plant and production equipment are reviewed and adjusted, if appropriate, at each year-end date.

Management's re-estimation of assets useful lives, performed in accordance with IAS 16 ("Property, Plant and Equipment"), did not materially affect depreciation expenses for 2015, 2014 and 2013.

E            Property, plant and equipment (Cont.)
Tenaris depreciates each significant part of an item of property, plant and equipment for its different production facilities that (i) can be properly identified as an independent component with a cost that is significant in relation to the total cost of the item, and (ii) has a useful operating life that is different from another significant part of that same item of property, plant and equipment.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount of assets and are recognized under Other operating income or Other operating expenses in the Consolidated Income Statement.

F            Intangible assets
(1)            Goodwill
Goodwill represents the excess of the acquisition cost over the fair value of Tenaris' share of net identifiable assets acquired as part of business combinations determined mainly by independent valuations. Goodwill is tested annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Goodwill is included in the Consolidated Statement of Financial Position under Intangible assets, net.
For the purpose of impairment testing, goodwill is allocated to a subsidiary or group of subsidiaries that are expected to benefit from the business combination which generated the goodwill being tested.
(2)            Information systems projects
Costs associated with maintaining computer software programs are generally recognized as an expense as incurred. However, costs directly related to the development, acquisition and implementation of information systems are recognized as intangible assets if it is probable that they have economic benefits exceeding one year.

Information systems projects recognized as assets are amortized using the straight-line method over their useful lives, generally not exceeding a period of 3 years. Amortization charges are mainly classified as Selling, general and administrative expenses in the Consolidated Income Statement.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38 ("Intangible Assets"), did not materially affect depreciation expenses for 2015, 2014 and 2013.

(3)            Licenses, patents, trademarks and proprietary technology
Licenses, patents, trademarks, and proprietary technology acquired in a business combination are initially recognized at fair value at the acquisition date. Licenses, patents, proprietary technology and those trademarks that have a finite useful life are carried at cost less accumulated amortization. Amortization is calculated using the straight-line method to allocate the cost over their estimated useful lives, and does not exceed a period of 10 years.

The balance of acquired trademarks that have indefinite useful lives according to external appraisal amounts to $86.7 million at December 31, 2015 and 2014, included in Hydril CGU. Main factors considered in the determination of the indefinite useful lives, include the years that they have been in service and their recognition among customers in the industry.

Management's re-estimation of assets useful lives, performed in accordance with IAS 38 ("Intangible Assets"), did not materially affect depreciation expenses for 2015, 2014 and 2013.

(4)            Research and development

Research expenditures as well as development costs that do not fulfill the criteria for capitalization are recorded as Cost of sales in the Consolidated Income Statement as incurred. Research and development expenditures included in Cost of sales for the years 2015, 2014 and 2013 totaled $89.0 million, $106.9 million and $105.6 million, respectively.

F            Intangible assets
(5)	Customer relationships

In accordance with IFRS 3 and IAS 38, Tenaris has recognized the value of customer relationships separately from goodwill attributable to the acquisition of Maverick and Hydril groups.

Customer relationships acquired in a business combination are recognized at fair value at the acquisition date, have a finite useful life and are carried at cost less accumulated amortization. Amortization is calculated using the straight line method over the expected life of approximately 14 years for Maverick and 10 years for Hydril.

Prudential, a welded pipe mill producing OCTG and line pipe products in Canada, has been negatively affected by current market conditions (including an increase in unfairly traded imports of OCTG and line pipe products), reflected in a loss of market share and in the decline in the level of its profitability. Based on these circumstances, the Company has reviewed the useful life of Prudential's customer relationships and decided to reduce the remaining amortization period from 5 years to 2 years, consequently a higher amortization charge of approximately $31.2 million was included in Consolidated Income Statement under Selling, general and administrative expenses for the year ended December 31, 2015.

G            Impairment of non-financial assets
Long-lived assets including identifiable intangible assets are reviewed for impairment at the lowest level for which there are separately identifiable cash flows (cash generating units, or CGU). Most of the Company's principal subsidiaries that constitute a CGU have a single main production facility and, accordingly, each of such subsidiary represents the lowest level of asset aggregation that generates largely independent cash inflows.

Assets that are subject to amortization are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. Intangible assets with indefinite useful life, including goodwill, are subject to at least an annual impairment test.

In assessing whether there is any indication that a CGU may be impaired, external and internal sources of information are analyzed. Material facts and circumstances specifically considered in the analysis usually include the discount rate used in Tenaris' cash flow projections and the business condition in terms of competitive and economic factors, such as the cost of raw materials, oil and gas prices, competitive environment, capital expenditure programs for Tenaris' customers and the evolution of the rig count.

An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher between the asset's value in use and fair value less costs to sell. Any impairment loss is allocated to reduce the carrying amount of the assets of the CGU in the following order:

(a) first, to reduce the carrying amount of any goodwill allocated to the CGU; and
(b) then, to the other assets of the unit (group of units) pro-rata on the basis of the carrying amount of each asset in the unit (group of units), considering not to reduce the carrying amount of the asset below the highest of its fair value less cost to sell, its value in use or zero.

The value in use of each CGU is determined on the basis of the present value of net future cash flows which would be generated by such CGU. Tenaris uses cash flow projections for a five year period with a terminal value calculated based on perpetuity and appropriate discount rates.

For purposes of calculating the fair value less costs to sell, Tenaris uses the estimated value of future cash flows that a market participant could generate from the corresponding CGU.

Management judgment is required to estimate discounted future cash flows. Actual cash flows and values could vary significantly from the forecasted future cash flows and related values derived using discounting techniques.

Non-financial assets other than goodwill that suffered an impairment are reviewed for possible reversal at each reporting date.

H            Other investments

Other investments consist primarily of investments in financial instruments and time deposits with a maturity of more than three months at the date of purchase.

Certain non-derivative financial assets that the Company has both the ability and the intention to hold to maturity have been categorized as held to maturity financial assets. They are carried at amortized cost and the results are recognized in "Financial Results" in the Consolidated Income Statement using the effective interest method. Held to maturity instruments with maturities greater than 12 months after the balance sheet date are included in the non-current assets.

All other investments in financial instruments and time deposits are categorized as financial assets "at fair value through profit or loss" because such investments are both (i) held for trading and (ii) designated as such upon initial recognition because they are managed and their performance is evaluated on a fair value basis. The results of these investments are recognized in Financial Results in the Consolidated Income Statement.

Purchases and sales of financial investments are recognized as of their settlement date.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial investment is not active or the securities are not listed, Tenaris estimates the fair value by using standard valuation techniques (see Section III Financial Risk Management).

I            Inventories
Inventories are stated at the lower between cost and net realizable value. The cost of finished goods and goods in process is comprised of raw materials, direct labor and utilities (based on FIFO method) and other direct costs and related production overhead costs. It excludes borrowing costs. Tenaris estimates net realizable value of inventories by grouping, where applicable, similar or related items. Net realizable value is the estimated selling price in the ordinary course of business, less any estimated costs of completion and selling expenses. Goods in transit at year end are valued based on supplier's invoice cost.

Tenaris establishes an allowance for obsolete or slow-moving inventory related to finished goods, supplies and spare parts. For slow moving or obsolete finished products, an allowance is established based on management's analysis of product aging. An allowance for obsolete and slow-moving inventory of supplies and spare parts is established based on management's analysis of such items to be used as intended and the consideration of potential obsolescence due to technological changes.

J            Trade and other receivables

Trade and other receivables are recognized initially at fair value, generally the original invoice amount. Tenaris analyzes its trade receivables on a regular basis and, when aware of a specific counterparty's difficulty or inability to meet its obligations, impairs any amounts due by means of a charge to an allowance for doubtful accounts. For this purpose, trade accounts receivable overdue by more than 180 days and which are not covered by a credit collateral, guarantee, insurance or similar surety, are fully provisioned.

K            Cash and cash equivalents
Cash and cash equivalents are comprised of cash in banks, liquidity funds and short-term investments with a maturity of less than three months at the date of purchase which are readily convertible to known amounts of cash. Assets recorded in cash and cash equivalents are carried at fair market value or at historical cost which approximates fair market value.

In the Consolidated Statement of Financial Position, bank overdrafts are included in Borrowings in current liabilities.

For the purposes of the Consolidated Statement of Cash Flows, cash and cash equivalents includes overdrafts.

L            Equity

(1)            Equity components
The Consolidated Statement of Changes in Equity includes:

▪	The value of share capital, legal reserve, share premium and other distributable reserves calculated in accordance with Luxembourg law;
▪	The currency translation adjustment, other reserves, retained earnings and non-controlling interest calculated in accordance with IFRS.

(2)             Share capital
The Company has an authorized share capital of a single class of 2.5 billion shares having a nominal value of $1.00 per share. Total ordinary shares issued and outstanding as of December 31, 2015, 2014 and 2013 are 1,180,536,830 with a par value of $1.00 per share with one vote each. All issued shares are fully paid.
(3)             Dividends distribution by the Company to shareholders
Dividends distributions are recorded in the Company's financial statements when Company's shareholders have the right to receive the payment, or when interim dividends are approved by the Board of Directors in accordance with the by-laws of the Company.

Dividends may be paid by the Company to the extent that it has distributable retained earnings, calculated in accordance with Luxembourg law (see Note 25).

M            Borrowings
Borrowings are recognized initially at fair value net of transaction costs incurred and subsequently measured at amortized cost.
N            Current and Deferred income tax

The tax expense for the period comprises current and deferred tax. Tax is recognized in the Consolidated Income Statement, except for tax items recognized in the Consolidated Statement of Other Comprehensive Income.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the reporting date in the countries where the Company's subsidiaries operate and generate taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulations are subject to interpretation and establishes provisions when appropriate.

Deferred income tax is recognized applying the liability method on temporary differences arising between the tax basis of assets and liabilities and their carrying amounts in the financial statements. The principal temporary differences arise from fair value adjustments of assets acquired in business combinations, the effect of currency translation on depreciable fixed assets and inventories, depreciation on property, plant and equipment, valuation of inventories and provisions for pension plans. Deferred tax assets are also recognized for net operating loss carry-forwards. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply in the time period when the asset is realized or the liability is settled, based on tax laws that have been enacted or substantively enacted at the reporting date.

Deferred tax assets are recognized to the extent it is probable that future taxable income will be available against which the temporary differences can be utilized. At the end of each reporting period, Tenaris reassesses unrecognized deferred tax assets. Tenaris recognizes a previously unrecognized deferred tax asset to the extent that it has become probable that future taxable income will allow the deferred tax asset to be recovered.

O            Employee benefits

(1)	Post employment benefits
The Company has defined benefit and defined contribution plans. A defined benefit plan is a pension plan that defines an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

The Company applied IAS 19 (amended 2011), "Employee Benefits", as from January 1, 2013. In accordance with the amended standard, post-employment benefits are accounted as follows.

The liability recognized in the statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, if any. The defined benefit obligation is calculated annually (at year end) by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating to the terms of the related pension obligation.

Actuarial gains and losses arising from experience adjustments and changes in actuarial assumptions are charged or credited to equity in "Other comprehensive income" in the period in which they arise. Past-service costs are recognized immediately in the income statement.

For defined benefit plans, net interest income/expense is calculated based on the surplus or deficit derived by the difference between the defined benefit obligations less plan assets. For defined contribution plans, the Company pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Company has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefit expense when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in the future payments is available.

Tenaris sponsors funded and unfunded defined benefit pension plans in certain subsidiaries. The most significant are:

▪	An unfunded defined benefit employee retirement plan for certain senior officers. The plan is designed to provide certain benefits to those officers (additional to those contemplated under applicable labor laws) in case of termination of the employment relationship due to certain specified events, including retirement. This unfunded plan provides defined benefits based on years of service and final average salary.

▪	Employees' service rescission indemnity: the cost of this obligation is charged to the Consolidated Income Statement over the expected service lives of employees. This provision is primarily related to the liability accrued for employees at Tenaris' Italian subsidiary. As from January 1, 2007 as a consequence of a change in an Italian law, employees were entitled to make contributions to external funds, thus, Tenaris' Italian subsidiary pays every year the required contribution to the funds with no further obligation. As a result, the plan changed from a defined benefit plan to a defined contribution plan effective from that date, but only limited to the contributions of 2007 onwards.

▪	Funded retirement benefit plans held in Canada for salary and hourly employees hired prior a certain date based on years of service and, in the case of salaried employees, final average salary. Plan assets consist primarily of investments in equities and money market funds. Both plans were replaced for defined contribution plans. Effective June 2016 the salary plan will be frozen for the purposes of credited service as well as determination of final average pay.

▪	Funded retirement benefit plan held in the US for the benefit of some employees hired prior a certain date, frozen for the purposes of credited service as well as determination of final average pay for the retirement benefit calculation. Plan assets consist primarily of investments in equities and money market funds. Additionally, an unfunded postretirement health and life plan that offers limited medical and life insurance benefits to the retirees, hired before a certain date.

O            Employee benefits (Cont.)
(2)	Other long term benefits
During 2007, Tenaris launched an employee retention and long term incentive program (the "Program") applicable to certain senior officers and employees of the Company, who will be granted a number of Units throughout the duration of the Program. The value of each of these Units is based on Tenaris' shareholders' equity (excluding non-controlling interest). Also, the beneficiaries of the Program are entitled to receive cash amounts based on (i) the amount of dividend payments made by Tenaris to its shareholders, and (ii) the number of Units held by each beneficiary to the Program. Units vest ratably over a period of four years and will be redeemed by the Company ten years after grant date, with the option of an early redemption at seven years after grant date. As the cash payment of the benefit is tied to the book value of the shares, and not to their market value, Tenaris valued this long-term incentive program as a long term benefit plan as classified in IAS 19.

As of December 31, 2015 and 2014, the outstanding liability corresponding to the Program amounts to $84.0 million and $98.1 million, respectively. The total value of the units granted to date under the program, considering the number of units and the book value per share as of December 31, 2015 and 2014, is $105.3 million and $107.4 million, respectively.

(3)	Other compensation obligations
Employee entitlements to annual leave and long-service leave are accrued as earned.

Compensation to employees in the event of dismissal is charged to income in the year in which it becomes payable.

P            Provisions
Tenaris is subject to various claims, lawsuits and other legal proceedings, including customer claims, in which a third party is seeking payment for alleged damages, reimbursement for losses or indemnity. Tenaris' potential liability with respect to such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management periodically reviews the status of each significant matter and assesses potential financial exposure. If, as a result of past events, a potential loss from a claim or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration Tenaris' litigation and settlement strategies. These estimates are primarily constructed with the assistance of legal counsel. As the scope of liabilities become better defined, there may be changes in the estimates of future costs which could have a material adverse effect on its results of operations, financial condition and cash flows.

If Tenaris expects to be reimbursed for an accrued expense, as would be the case for an expense or loss covered under an insurance contract, and reimbursement is considered virtually certain, the expected reimbursement is recognized as a receivable.

Q            Trade payables
Trade payables are recognized initially at fair value, generally the nominal invoice amount.

R            Revenue recognition

Revenue comprises the fair value of the consideration received or receivable for the sale of goods and services in the ordinary course of Tenaris' activities. Revenue is shown net of value-added tax, returns, rebates and discounts and after eliminating sales within the group.
Tenaris' products and services are sold based upon purchase orders, contracts or upon other persuasive evidence of an arrangement with customers, including that the sales price is known or determinable. Sales are recognized as revenue upon delivery, when neither continuing managerial involvement nor effective control over the products is retained by Tenaris and when collection is reasonably assured. Delivery is defined by the transfer of risk and may include delivery to a storage facility located at one of the Company's subsidiaries. For bill and hold transactions revenue is recognized only to the extent (a) it is highly probable delivery will be made; (b) the products have been specifically identified and are ready for delivery; (c) the sales contract specifically acknowledges the deferred delivery instructions; (d) the usual payment terms apply.

R            Revenue recognition (Cont.)
The percentage of total sales that were generated from bill and hold arrangements for products located in Tenaris' storage facilities that have not been shipped to customers amounted to 2.9%, 1.1% and 1.3% as of December 31, 2015, 2014 and 2013, respectively. The Company has not experienced any material claims requesting the cancellation of bill and hold transactions.

Other revenues earned by Tenaris are recognized on the following basis:
▪	Construction contracts (mainly applicable to Tenaris Brazilian subsidiaries and amounted to 1.55% of total sales). The revenue recognition of the contracts follows the IAS 11 guidance, that means, when the outcome of a construction contract can be estimated reliably and it is probable that the contract will be profitable, contract revenue is recognized over the period of the contract by reference to the stage of completion (measured by reference to the contract costs incurred up to the end of the reporting period as a percentage of total estimated costs for each contract).
▪	Interest income: on the effective yield basis.
▪	Dividend income from investments in other companies: when Tenaris' right to receive payment is established.

S            Cost of sales and sales expenses
Cost of sales and sales expenses are recognized in the Consolidated Income Statement on the accrual basis of accounting.

Commissions, freight and other selling expenses, including shipping and handling costs, are recorded in "Selling, general and administrative expenses" in the Consolidated Income Statement.

T            Earnings per share

Earnings per share are calculated by dividing the income attributable to owners of the parent by the daily weighted average number of common shares outstanding during the year.

U            Financial instruments

Non derivative financial instruments comprise investments in financial debt instruments and equity, time deposits, trade and other receivables, cash and cash equivalents, borrowings and trade and other payables. Tenaris' non derivative financial instruments are classified into the following categories:

▪	Financial instruments at fair value through profit and loss: comprise mainly Other Investments expiring in less than ninety days from the measurement date (included within cash and cash equivalents) and investments in certain financial debt instruments and time deposits held for trading.
▪	Loans and receivables: comprise cash and cash equivalents, trade receivables and other receivables and are measured at amortized cost using the effective interest rate method less any impairment.
▪	Available for sale assets: comprise the Company's interest in the Venezuelan Companies (see Note 30).
▪	Held to maturity: comprise financial assets that the Company has both the ability and the intention to hold to maturity. They are measured at amortized cost using the effective interest method.
▪	Other financial liabilities: comprise borrowings, trade and other payables and are measured at amortized cost using the effective interest rate method.

The categorization depends on the nature and purpose that the Company sets to the financial instrument.

Financial assets and liabilities are recognized and derecognized on their settlement date.

Accounting for derivative financial instruments and hedging activities is included within the Section III, Financial Risk Management.

III. FINANCIAL RISK MANAGEMENT

The multinational nature of Tenaris' operations and customer base exposes the Company to a variety of risks, mainly related to market risks (including the effects of changes in foreign currency exchange rates and interest rates), credit risk and capital market risk. In order to manage the volatility related to these exposures, the management evaluates exposures on a consolidated basis, taking advantage of logical exposure netting. The Company or its subsidiaries may then enter into various derivative transactions in order to prevent potential adverse impacts on Tenaris' financial performance. Such derivative transactions are executed in accordance with internal policies and hedging practices. The Company's objectives, policies and processes for managing these risks remained unchanged during 2015.

A. Financial Risk Factors

(i)            Capital Risk Management
Tenaris seeks to maintain a low debt to total equity ratio considering the industry and the markets where it operates. The year-end ratio of debt to total equity (where "debt" comprises financial borrowings and "total equity" is the sum of financial borrowings and equity) is 0.08 as of December 31, 2015 and 0.07 as of December 31, 2014. The Company does not have to comply with regulatory capital adequacy requirements as known in the financial services industry.

(ii)            Foreign exchange risk
Tenaris manufactures and sells its products in a number of countries throughout the world and consequently is exposed to foreign exchange rate risk. Since the Company's functional currency is the U.S. dollar the purpose of Tenaris' foreign currency hedging program is mainly to reduce the risk caused by changes in the exchange rates of other currencies against the U.S. dollar.

Tenaris' exposure to currency fluctuations is reviewed on a periodic consolidated basis. A number of derivative transactions are performed in order to achieve an efficient coverage in the absence of operative or natural hedges. Almost all of these transactions are forward exchange rates contracts (see Note 24 Derivative financial instruments).

Tenaris does not enter into derivative financial instruments for trading or other speculative purposes, other than non-material investments in structured products.

Because certain subsidiaries have functional currencies other than the U.S. dollar, the results of hedging activities, reported in accordance with IFRS, may not reflect entirely the management's assessment of its foreign exchange risk hedging program. Inter-company balances between Tenaris' subsidiaries may generate financial gains (losses) to the extent that functional currencies differ.

The value of Tenaris' financial assets and liabilities is subject to changes arising out of the variation of foreign currency exchange rates. The following table provides a breakdown of Tenaris' main financial assets and liabilities (including foreign exchange derivative contracts) which impact the Company's profit and loss as of December 31, 2015 and 2014:

All amounts Long / (Short) in thousands of U.S. dollars	As of December 31,
Currency Exposure / Functional currency	2015	2014
Argentine Peso / U.S. Dollar	(73,399)	(191,095)
Euro / U.S. Dollar	(334,831)	(189,366)
Brazilian Real / U.S. Dollar	(66,826)	150,486

A. Financial Risk Factors (Cont.)

(ii)            Foreign exchange risk (Cont.)
The main relevant exposures correspond to:

▪	Argentine Peso / U.S. dollar

As of December 31, 2015 and 2014 consisting primarily of Argentine Peso-denominated financial, trade, social and fiscal payables at certain Argentine subsidiaries which functional currency is the U.S. dollar. A change of 1% in the ARS/USD exchange rate would have generated a pre-tax gain / loss of $0.7 million and $1.9 million as of December 31, 2015 and 2014, respectively.

▪	Euro / U.S. dollar

As of December 31, 2015 and 2014, consisting primarily of Euro-denominated intercompany liabilities at certain subsidiaries which functional currency is the U.S. dollar. A change of 1% in the EUR/USD exchange rate would have generated a pre-tax gain / loss of $3.3 million and $1.9 million as of December 31, 2015 and 2014, respectively, which would have been to a large extent offset by changes to Tenaris' net equity position.

Considering the balances held as of December 31, 2015 on financial assets and liabilities exposed to foreign exchange rate fluctuations, Tenaris estimates that the impact of a simultaneous 1% favorable / unfavorable movement in the levels of foreign currencies exchange rates relative to the U.S. dollar, would be a pre-tax gain / loss of $5.1 million (including a loss / gain of $5.3 million due to foreign exchange derivative contracts), which would be partially offset by changes to Tenaris' net equity position of $3.9 million. For balances held as of December 31, 2014, a simultaneous 1% favorable / unfavorable movement in the foreign currencies exchange rates relative to the U.S. dollar, would have generated a pre-tax gain / loss of $7.5 million (including a loss / gain of $2.8 million due to foreign exchange derivative contracts), which would have been partially offset by changes to Tenaris' net equity position of $1.8 million.

(iii)            Interest rate risk
Tenaris is subject to interest rate risk on its investment portfolio and its debt. The Company uses a mix of variable and fixed rate debt in combination with its investment portfolio strategy. From time to time, the Company may choose to enter into foreign exchange derivative contracts and / or interest rate swaps to mitigate the exposure to changes in the interest rates.
The following table summarizes the proportions of variable-rate and fixed-rate debt as of each year end.

	As of December 31,
	2015		2014
	Amount in thousands of U.S. dollars	%	Amount in thousands of U.S. dollars	%
Fixed rate (short term financing)	954,681	98%	755,498	76%
Variable rate	16,835	2%	243,742	24%
Total (*)	971,516		999,240

 (*) As of December 31, 2015 approximately 59% of the total debt balance corresponded to fixed-rate borrowings where the original period was nonetheless equal to or less than 360 days. This compares to approximately 73% of the total outstanding debt balance as of December 31, 2014.

The Company estimates that, if market interest rates applicable to Tenaris' borrowings had been 100 basis points higher, then the additional pre-tax loss would have been $10.8 million in 2015 and $6.3 million in 2014.

A. Financial Risk Factors (Cont.)

 (iv)            Credit risk
Credit risk arises from cash and cash equivalents, deposits with banks and financial institutions, as well as credit exposures to customers, including outstanding receivables and committed transactions. The Company also actively monitors the creditworthiness of its treasury, derivative and insurance counterparties in order to minimize its credit risk.

There is no significant concentration of credit risk from customers. No single customer comprised more than 10% of Tenaris' net sales in 2015, 2014 and 2013.

Tenaris' credit policies related to sales of products and services are designed to identify customers with acceptable credit history, and to allow Tenaris to require the use of credit insurance, letters of credit and other instruments designed to minimize credit risks whenever deemed necessary. Tenaris maintains allowances for impairment for potential credit losses (See Section II J).

As of December 31, 2015 and 2014 trade receivables amount to $1,135.1 million and $1,963.4 million respectively. Trade receivables have guarantees under credit insurance of $325.1 million and $460.5 million, letter of credit and other bank guarantees of $20.5 million and $98.4 million, and other guarantees of $7.9 million and $12.3 million as of December 31, 2015 and 2014 respectively.

As of December 31, 2015 and 2014 past due trade receivables amounted to $333.8 million and $350.1 million, respectively. Out of those amounts $84.9 million and $75.8 million are guaranteed trade receivables while $101.5 million and $69.0 million are included in the allowance for doubtful accounts. Past due receivable not provisioned relate to a number of customers for whom there is no recent history of default. The allowance for doubtful accounts and the existing guarantees are sufficient to cover doubtful trade receivables.

(v)            Counterparty risk
Tenaris has investment guidelines with specific parameters to limit issuer risk on marketable securities. Counterparties for derivatives and cash transactions are limited to high credit quality financial institutions, normally investment grade.

Approximately 92% of Tenaris' liquid financial assets correspond to Investment Grade-rated instruments as of December 31, 2015, in comparison with approximately 89% as of December 31, 2014.

(vi)            Liquidity risk

Tenaris financing strategy aims to maintain adequate financial resources and access to additional liquidity. During 2015, Tenaris has counted on cash flows from operations as well as additional bank financing to fund its transactions.

Management maintains sufficient cash and marketable securities to finance normal operations and believes that Tenaris also has appropriate access to market for short-term working capital needs.

Liquid financial assets as a whole (comprising cash and cash equivalents and other investments) were 19% of total assets at the end of 2015 compared to 14% at the end of 2014.

Tenaris has a conservative approach to the management of its liquidity, which consists of cash in banks, liquidity funds and short-term investments mainly with a maturity of less than three months at the date of purchase.

Tenaris holds primarily investments in money market funds and variable or fixed-rate securities from investment grade issuers. As of December 31, 2015 and 2014, Tenaris does not have direct exposure to financial instruments issued by European sovereign counterparties.

Tenaris holds its investments primarily in U.S. dollars. As of December 31, 2015 and 2014, U.S. dollar denominated liquid assets represented approximately 87% and 83% of total liquid financial assets respectively.

A. Financial Risk Factors (Cont.)

(vii)            Commodity price risk

In the ordinary course of its operations, Tenaris purchases commodities and raw materials that are subject to price volatility caused by supply conditions, political and economic variables and other factors. As a consequence, Tenaris is exposed to risk resulting from fluctuations in the prices of these commodities and raw materials. Tenaris fixes the prices of such raw materials and commodities for short-term periods, typically not in excess of one year, in general Tenaris does not hedge this risk.

B. Financial instruments by category

Accounting policies for financial instruments have been applied to the line items below:

December 31, 2015	Assets at fair value through profit and loss	Held to maturity	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	18,248	-	-	-	18,248
Trade receivables	-	-	1,135,129	-	1,135,129
Other receivables	-	-	131,896	-	131,896
Available for sale assets (See note 30)	-	-	-	21,572	21,572
Other investments	2,142,524	393,084	-	-	2,535,608
Cash and cash equivalents	185,528	-	101,019	-	286,547
Total	2,346,300	393,084	1,368,044	21,572	4,129,000

December 31, 2015	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	971,516	971,516
Derivative financial instruments	34,540	-	34,540
Trade and other payables	-	518,714	518,714
Total	34,540	1,490,230	1,524,770

December 31, 2014	Assets at fair value through profit and loss	Loans and receivables	Available for sale	Total
Assets as per statement of financial position
Derivative financial instruments	25,588	-	-	25,588
Trade receivables	-	1,963,394	-	1,963,394
Other receivables	-	172,190	-	172,190
Available for sale assets (See note 30)	-	-	21,572	21,572
Other investments	1,452,159	-	387,759	1,839,918
Cash and cash equivalents	296,873	120,772	-	417,645
Total	1,774,620	2,256,356	409,331	4,440,307

December 31, 2014	Liabilities at fair value through profit and loss	Other financial liabilities	Total
Liabilities as per statement of financial position
Borrowings	-	999,240	999,240
Derivative financial instruments	56,834	-	56,834
Trade and other payables	-	866,688	866,688
Total	56,834	1,865,928	1,922,762

C. Fair value hierarchy

IFRS 13 requires for financial instruments that are measured in the statement of financial position at fair value, a disclosure of fair value measurements by level according to the following fair value measurement hierarchy:

Level 1 - Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2 - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices).

Level 3 - Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs).

The following table presents the assets and liabilities that are measured at fair value as of December 31, 2015 and 2014.

December 31, 2015	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	185,528	-	-	185,528
Other investments	1,348,269	792,593	1,662	2,142,524
Derivatives financial instruments	-	18,250	-	18,250
Available for sale assets (*)	-	-	21,572	21,572
Total	1,533,797	810,843	23,234	2,367,874
Liabilities
Derivatives financial instruments	-	34,540	-	34,540
Total	-	34,540	-	34,540

December 31, 2014	Level 1	Level 2	Level 3 (*)	Total
Assets
Cash and cash equivalents	296,873	-	-	296,873
Other investments	1,277,465	560,914	1,539	1,839,918
Derivatives financial instruments	-	25,588	-	25,588
Available for sale assets (*)	-	-	21,572	21,572
Total	1,574,338	586,502	23,111	2,183,951
Liabilities
Derivatives financial instruments	-	56,834	-	56,834
Total	-	56,834	-	56,834

(*) For further detail regarding Available for sale assets, see Note 30.

There were no transfers between Level 1 and 2 during the period.

The fair value of financial instruments traded in active markets is based on quoted market prices at the reporting date. A market is regarded as active if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service, or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm's length basis. The quoted market price used for financial assets held by Tenaris is the current bid price. These instruments are included in Level 1 and comprise primarily corporate and sovereign debt securities.

The fair value of financial instruments that are not traded in an active market (such as certain debt securities, certificates of deposits with original maturity of more than three months, forward and interest rate derivative instruments) is determined by using valuation techniques which maximize the use of observable market data when available and rely as little as possible on entity specific estimates. If all significant inputs required to value an instrument are observable, the instrument is included in Level 2. Tenaris values its assets and liabilities included in this level using bid prices, interest rate curves, broker quotations, current exchange rates, forward rates and implied volatilities obtained from market contributors as of the valuation date.

C. Fair value hierarchy (Cont.)

If one or more of the significant inputs are not based on observable market data, the instruments are included in Level 3. Tenaris values its assets and liabilities in this level using observable market inputs and management assumptions which reflect the Company's best estimate on how market participants would price the asset or liability at measurement date. Main balances included in this level correspond to Available for sale assets related to Tenaris' interest in Venezuelan companies under process of nationalization (see Note 30).

The following table presents the changes in Level 3 assets and liabilities:

	Year ended December 31,
	2015	2014
	Assets / Liabilities
At the beginning of the period	23,111	24,070
Currency translation adjustment and others	123	(959)
At the end of the year	23,234	23,111

D. Fair value estimation

Financial assets or liabilities classified as assets at fair value through profit or loss are measured under the framework established by the IASB accounting guidance for fair value measurements and disclosures.

The fair values of quoted investments are generally based on current bid prices. If the market for a financial asset is not active or no market is available, fair values are established using standard valuation techniques.

Some of Tenaris investments are designated as held to maturity and measured at amortized cost. Tenaris estimates that the fair value of these financial assets is 99% of its carrying amount including interests accrued as of December 31, 2015.

The fair value of all outstanding derivatives is determined using specific pricing models that include inputs that are observable in the market or can be derived from or corroborated by observable data. The fair value of forward foreign exchange contracts is calculated as the net present value of the estimated future cash flows in each currency, based on observable yield curves, converted into U.S. dollars at the spot rate of the valuation date.

Borrowings are comprised primarily of fixed rate debt and variable rate debt with a short term portion where interest has already been fixed. They are classified under other financial liabilities and measured at their amortized cost. Tenaris estimates that the fair value of its main financial liabilities is approximately 99% of its carrying amount including interests accrued in 2015 as compared with 100% in 2014. Fair values were calculated using standard valuation techniques for floating rate instruments and comparable market rates for discounting flows.

E. Accounting for derivative financial instruments and hedging activities

Derivative financial instruments are initially recognized in the statement of financial position at fair value through profit and loss on each date a derivative contract is entered into and are subsequently remeasured at fair value. Specific tools are used for calculation of each instrument's fair value and these tools are tested for consistency on a monthly basis. Market rates are used for all pricing operations. These include exchange rates, deposit rates and other discount rates matching the nature of each underlying risk.
As a general rule, Tenaris recognizes the full amount related to the change in fair value of derivative financial instruments in Financial results in the Consolidated Income Statement.
Tenaris designates certain derivatives as hedges of particular risks associated with recognized assets or liabilities or highly probable forecast transactions. These transactions (mainly currency forward contracts on highly probable forecast transactions) are classified as cash flow hedges. The effective portion of the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in equity. Amounts accumulated in equity are then recognized in the income statement in the same period than the offsetting losses and gains on the hedged item. The gain or loss relating to the ineffective portion is recognized immediately in the income statement. The fair value of Tenaris' derivative financial instruments (assets or liabilities) continues to be reflected in the statement of financial position. The full fair value of a hedging derivative is classified as a current or non current asset or liability according to its expiry date.

For transactions designated and qualifying for hedge accounting, Tenaris documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for undertaking various hedge transactions. Tenaris also documents its assessment on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in the fair value or cash flow of hedged items. At December 31, 2015 and 2014, the effective portion of designated cash flow hedges which is included in "Other Reserves" in equity amounts to $2.8 million credit and $7.9 million debit (see Note 24 Derivative financial instruments).

The fair values of various derivative instruments used for hedging purposes are disclosed in Note 24. Movements in the hedging reserve included within "Other Reserves" in equity are also shown in Note 24.

IV. OTHER NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(In the notes all amounts are shown in thousands of U.S. dollars, unless otherwise stated)

1            Segment information
As mentioned in section II. AP – C, the Segment Information is disclosed as follows:

Reportable operating segments

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2015	Tubes	Other	Total

IFRS - Net Sales	6,443,814	656,939	7,100,753
Management View - Operating income	685,870	66,431	752,301
· Differences in cost of sales and others	(228,948)	(9,794)	(238,742)
· Differences in impairment / Depreciation and amortization	(319,293)	1,162	(318,131)
IFRS - Operating income	137,629	57,799	195,428
Financial income (expense), net			14,210
Income before equity in earnings of non-consolidated companies and income tax			209,638
Equity in losses of non-consolidated companies			(39,558)
Income before income tax			170,080

Capital expenditures	1,088,901	42,618	1,131,519
Depreciation and amortization	638,456	20,322	658,778

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2014	Tubes	Other	Total

IFRS - Net Sales	9,581,615	756,347	10,337,962

Management View - Operating income	2,022,429	27,735	2,050,164
· Differences in cost of sales and others	(35,463)	5,197	(30,266)
· Depreciation and amortization/Impairment	(121,289)	207	(121,082)
IFRS - Operating income	1,865,677	33,139	1,898,816
Financial income (expense), net			33,037
Income before equity in earnings of non-consolidated companies and income tax			1,931,853
Equity in losses of non-consolidated companies			(164,616)
Income before income tax			1,767,237

Capital expenditures	1,051,148	38,225	1,089,373
Depreciation and amortization	593,671	21,958	615,629

(all amounts in thousands of U.S. dollars)
Year ended December 31, 2013	Tubes	Other	Total
IFRS - Net Sales	9,812,295	784,486	10,596,781

Management View - Operating income	2,098,160	91,265	2,189,425
· Differences in cost of sales and others	(1,855)	(3,337)	(5,192)
· Depreciation and amortization	711	(114)	597
IFRS - Operating income	2,097,016	87,814	2,184,830
Financial income (expense), net			(28,679)
Income before equity in earnings of non-consolidated companies and income tax			2,156,151
Equity in earnings of non-consolidated companies			46,098
Income before income tax			2,202,249

Capital expenditures	721,869	31,629	753,498
Depreciation and amortization	589,482	20,572	610,054

Transactions between segments, which were eliminated in consolidation, mainly related to sales of scrap, energy, surplus raw materials and others from the Other segment to the Tubes segment for $57,468, $233,863 and $276,388 in 2015, 2014 and 2013, respectively.

Net income under Management view amounted to $18.2 million, while under IFRS amounted to $74.4 million loss. In addition to the amounts reconciled above, the main differences arise from the impact of functional currencies on financial result, deferred income taxes as well as the result of investment in non-consolidated companies and changes on the valuation of inventories according to cost estimation internally defined.

1            Segment information (Cont.)

Geographical information

(all amounts in thousands of U.S. dollars)	North America	South America	Europe	Middle East & Africa	Far East & Oceania	Unallocated (*)	Total
Year ended December 31, 2015
Net sales	2,865,041	2,133,534	728,815	1,096,688	276,675	-	7,100,753
Total assets	8,713,235	2,931,297	1,877,429	429,317	423,479	512,217	14,886,974
Trade receivables	367,439	396,834	181,084	137,278	52,494	-	1,135,129
Property, plant and equipment, net	3,253,317	1,269,995	907,466	86,181	155,299	-	5,672,258
Capital expenditures	823,602	168,140	82,344	36,867	20,566	-	1,131,519
Depreciation and amortization	390,654	125,754	112,742	9,912	19,716	-	658,778

Year ended December 31, 2014
Net sales	4,977,239	2,125,984	979,042	1,843,778	411,919	-	10,337,962
Total assets	9,550,349	3,340,973	1,857,285	598,175	498,694	665,202	16,510,678
Trade receivables	733,864	554,542	259,115	340,880	74,993	-	1,963,394
Property, plant and equipment, net	2,953,763	1,303,162	683,283	60,354	158,995	-	5,159,557
Capital expenditures	610,252	338,995	111,232	10,891	18,003	-	1,089,373
Depreciation and amortization	345,185	120,905	119,226	10,154	20,159	-	615,629

Year ended December 31, 2013
Net sales	4,412,263	2,586,496	958,178	2,119,896	519,948	-	10,596,781
Total assets	8,130,812	3,150,000	2,561,557	562,206	592,065	934,330	15,930,970
Trade receivables	613,735	506,044	364,806	373,844	124,550	-	1,982,979
Property, plant and equipment, net	2,292,811	1,098,733	1,059,887	59,196	163,140	-	4,673,767
Capital expenditures	285,413	283,265	151,550	5,048	28,222	-	753,498
Depreciation and amortization	327,344	110,496	140,180	10,594	21,440	-	610,054

There are no revenues from external customers attributable to the Company's country of incorporation (Luxembourg). For geographical information purposes, "North America" comprises Canada, Mexico and the USA (27.4%); "South America" comprises principally Argentina (18.8%), Brazil and Colombia; "Europe" comprises principally Italy, Norway and Romania; "Middle East and Africa" comprises principally Angola, Nigeria and Saudi Arabia and; "Far East and Oceania" comprises principally China, Japan and Indonesia.

(*) Includes Investments in non-consolidated companies and Available for sale assets for $21.6 million in 2015, 2014 and 2013 (see Note 12 and 30).

2            Cost of sales

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Inventories at the beginning of the year	2,779,869	2,702,647	2,985,805

Plus: Charges of the period
Raw materials, energy, consumables and other	1,934,209	3,944,283	3,749,921
Increase in inventory due to business combinations	-	4,338	-
Services and fees	298,470	453,818	422,142
Labor cost	947,997	1,204,720	1,199,351
Depreciation of property, plant and equipment	377,596	366,932	368,507
Amortization of intangible assets	24,100	17,324	8,263
Maintenance expenses	184,053	217,694	202,338
Allowance for obsolescence	68,669	4,704	70,970
Taxes	21,523	20,024	4,956
Other	92,059	130,845	147,180
	3,948,676	6,364,682	6,173,628

Less: Inventories at the end of the year	(1,843,467)	(2,779,869)	(2,702,647)
	4,885,078	6,287,460	6,456,786

For the year ended December 2015, labor cost includes approximately $104 million of severance indemnities related to the adjustment of the workforce to current market conditions.

3            Selling, general and administrative expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Services and fees	158,541	178,700	177,996
Labor cost	579,360	594,660	575,588
Depreciation of property, plant and equipment	18,543	20,197	19,132
Amortization of intangible assets	238,539	211,176	214,152
Commissions, freight and other selling expenses	351,657	598,138	600,239
Provisions for contingencies	19,672	35,557	31,429
Allowances for doubtful accounts	36,788	21,704	23,236
Taxes	129,018	165,675	170,659
Other	92,157	138,145	128,782
	1,624,275	1,963,952	1,941,213

For the year ended December 2015, labor cost includes approximately $73 million of severance indemnities related to the adjustment of the workforce to current market conditions.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses)

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Wages, salaries and social security costs	1,504,918	1,743,253	1,714,471
Employees' service rescission indemnity (including those classified as defined contribution plans)	13,286	17,431	10,978
Pension benefits - defined benefit plans	14,813	18,645	32,112
Employee retention and long term incentive program	(5,660)	20,051	17,378
	1,527,357	1,799,380	1,774,939

At the year-end, the number of employees was 21,741 in 2015, 27,816 in 2014 and 26,825 in 2013.

4	Labor costs (included in Cost of sales and in Selling, general and administrative expenses) (Cont.)

The following table shows the geographical distribution of the employees:

Country	2015	2014	2013
Argentina	5,388	6,421	6,379
Mexico	5,101	5,518	5,290
Brazil	2,050	3,835	3,309
USA	2,190	3,549	3,449
Italy	2,030	2,352	2,352
Romania	1,624	1,725	1,637
Canada	546	1,225	1,280
Indonesia	532	677	711
Colombia	636	614	627
Japan	508	588	565
Other	1,136	1,312	1,226
	21,741	27,816	26,825

5            Other operating income and expenses

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Other operating income
Net income from other sales	7,480	8,843	10,663
Net rents	6,462	4,041	3,494
Other	661	14,971	148
	14,603	27,855	14,305

Other operating expenses
Contributions to welfare projects and non-profits organizations	9,052	9,961	21,147
Provisions for legal claims and contingencies	1	(760)	(2)
Loss on fixed assets and material supplies disposed / scrapped	94	203	39
Impairment charge	400,314	205,849	-
Allowance for doubtful receivables	1,114	336	1,708
Other	-	-	5,365
	410,575	215,589	28,257

Impairment charge

Tenaris' main source of revenue is the sale of products and services to the oil and gas industry, and the level of such sales is sensitive to international oil and gas prices and their impact on drilling activities.

A continuous decline in oil prices and futures resulted in reductions in Tenaris customers` investments. Drilling activity and demand of products and services, particularly in North America, continues to decline. Selling prices of products in North America were also affected by high levels of unfairly traded imported products (including the accumulation of excess inventories of imported products).

Tenaris regularly conducts assessments of the carrying values of its assets. The value-in-use was used to determine the recoverable value. Value-in-use is calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value is calculated based on perpetuity considering a nominal growth rate of 2%. The growth rate considers the long-term average growth rate for the oil and gas industry, the higher demand to offset depletion of existing fields and the Company's expected market penetration.

The main key assumptions, used in estimating the value in use are oil and natural gas prices evolution, the level of drilling activity and Tenaris' market share.

For purposes of assessing key assumptions, Tenaris uses external sources of information and management judgment based on past experience.

5            Other operating income and expenses (Cont.)

The discount rates used are based on the respective weighted average cost of capital (WACC) which is considered to be a good indicator of capital cost. For each CGU where assets are allocated, a specific WACC was determined taking into account the industry, country and size of the business. In 2015, the main discount rates used were in a range between 9% and 13%.

During the third quarter 2015 and as a result of the deterioration of business conditions for its welded pipe assets in the United States, Tenaris decided to write down the goodwill value on these assets recording an impairment charge of  $400.3 million. Consequently, the carrying value of the assets impaired was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
OCTG - USA	1,382,993	(400,314)	982,679

The main factors that could result in additional impairment charges in future periods would be an increase in the discount rate / decrease in growth rate used in the Company's cash flow projections and a further deterioration of the business, competitive and economic factors, such as the oil and gas prices, capital expenditure program of Tenaris' clients, the evolution of the rig count, the competitive environment and the cost of raw materials.

As of December 31, 2015 for the OCTG – USA CGU an increase of 100 Bps in the discount rate, a decline of 100 Bps in the growth rate or a decline of 5% in the cash flow projections, would not generate a material effect on the carrying amount of the CGU as of that date.

Following the requirements of IAS 36, Tenaris has determined the CGU for which a reasonable possible change in a key assumptions would cause the CGU's carrying amount to exceed its recoverable amount. For Tubocaribe an increase of 100 Bps in the discount rate would generate an impairment of $32 million; a decline of 100 Bps in the growth rate would generate an impairment of $19 million; and a decline of 5% in the cash flow projections would generate an impairment of $14 million.

At December 31, 2014, the Company recorded an impairment charge over its welded pipe assets in Colombia and Canada. The carrying value of the assets impaired (i.e., property, plant and equipment and intangible assets) was as follows:

(all amounts in thousands of U.S. dollars)	Assets before impairment	Impairment	Assets after impairment
Tubocaribe – Colombia	255,060	(174,239)	80,821
Prudential – Canada	261,497	(31,610)	229,887
Total	516,557	(205,849)	310,708

6            Financial results

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013

Interest Income	39,516	34,582	34,046
Interest from available-for-sale financial assets	-	4,992	191
Net result on changes in FV of financial assets at FVTPL	(4,942)	(1,478)	540
Net result on available-for-sale financial assets	-	115	(10)
Finance income	34,574	38,211	34,767
Finance Cost	(23,058)	(44,388)	(70,450)
Net foreign exchange transactions results	(13,301)	50,298	37,179
Foreign exchange derivatives contracts results	30,468	(4,733)	4,414
Other	(14,473)	(6,351)	(34,589)
Other Financial results	2,694	39,214	7,004
Net Financial results	14,210	33,037	(28,679)

During the period Tenaris has derecognized all its fixed income financial instruments categorized as available for sale. Following is an evolution of the available for sale financial assets reserve in Other Comprehensive Income.

	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15
Available for sale	(39)	(2,447)	(2,486)	2,486	-
Total Available for sale reserve	(39)	(2,447)	(2,486)	2,486	-

7            Equity in earnings (losses) of non-consolidated companies

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

From non-consolidated companies	(10,674)	(24,696)	46,098
Gain on equity interest (see Note 26)	-	21,302	-
Impairment loss on non-consolidated companies (see Note 12)	(28,884)	(161,222)	-
	(39,558)	(164,616)	46,098

8            Income tax

	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Current tax	164,562	695,136	594,179
Deferred tax	79,943	(109,075)	33,698
	244,505	586,061	627,877

The tax on Tenaris' income before tax differs from the theoretical amount that would arise using the tax rate in each country as follows:
	Year ended December 31,
(all amounts in thousands of U.S. dollars)	2015	2014	2013

Income before income tax	170,080	1,767,237	2,202,249

Tax calculated at the tax rate in each country (*)	(61,624)	312,714	465,029
Non taxable income / Non deductible expenses, net (*)	149,789	132,551	72,768
Changes in the tax rates	6,436	3,249	8,287
Effect of currency translation on tax base (**)	151,615	138,925	92,695
Utilization of previously unrecognized tax losses	(1,711)	(1,378)	(10,902)
Tax charge	244,505	586,061	627,877

(*) Include the effect of the impairment charges of approximately $400.3 million and $205.8 million in 2015 and 2014, respectively.

(**) Tenaris applies the liability method to recognize deferred income tax on temporary differences between the tax basis of assets and their carrying amounts in the financial statements. By application of this method, Tenaris recognizes gains and losses on deferred income tax due to the effect of the change in the value on the tax basis in subsidiaries (mainly Argentinian, Colombia and Mexican), which have a functional currency different than their local currency. These gains and losses are required by IFRS even though the revalued / devalued tax basis of the relevant assets will not result in any deduction / obligation for tax purposes in future periods.

9            Dividends distribution

On November 4, 2015, the Company's Board of Directors approved the payment of an interim dividend of $0.15 per share ($0.30 per ADS), or approximately $177 million, on November 25, 2015, with an ex-dividend date of November 23, 2015.

On May 6, 2015 the Company's Shareholders approved an annual dividend in the amount of $0.45 per share ($0.90 per ADS). The amount approved included the interim dividend previously paid in November 27, 2014 in the amount of $0.15 per share ($0.30 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 20, 2015. In the aggregate, the interim dividend paid in November 2014 and the balance paid in May 2015 amounted to approximately $531.2 million.

On May 7, 2014 the Company's Shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 21, 2013 in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 22, 2014. In the aggregate, the interim dividend paid in November 2013 and the balance paid in May 2014 amounted to approximately $507.6 million.

On May 2, 2013, the Company's shareholders approved an annual dividend in the amount of $0.43 per share ($0.86 per ADS). The amount approved included the interim dividend previously paid in November 2012, in the amount of $0.13 per share ($0.26 per ADS). The balance, amounting to $0.30 per share ($0.60 per ADS), was paid on May 23, 2013. In the aggregate, the interim dividend paid in November 2012 and the balance paid in May 2013 amounted to approximately $507.6 million.

10            Property, plant and equipment, net

Year ended December 31, 2015	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866
Translation differences	(28,711)	(250,470)	(9,382)	(10,352)	(1,919)	(300,834)
Additions (*)	13,065	16,064	2,022	1,036,818	(2,246)	1,065,723
Disposals / Consumptions	(1,892)	(55,452)	(8,940)	(5,691)	(285)	(72,260)
Transfers / Reclassifications	149,844	475,748	23,718	(649,631)	(974)	(1,295)
Values at the end of the year	1,766,103	8,419,792	366,972	1,217,682	32,651	11,803,200

Depreciation and impairment
Accumulated at the beginning of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
Translation differences	(8,956)	(135,538)	(7,528)	-	(1,093)	(153,115)
Depreciation charge	45,644	325,241	24,313	-	941	396,139
Transfers / Reclassifications	2,474	(4,114)	1,987	-	(1,485)	(1,138)
Disposals / Consumptions	(1,873)	(54,639)	(6,788)	-	47	(63,253)
Accumulated at the end of the year	455,499	5,432,715	228,966	-	13,762	6,130,942
At December 31, 2015	1,310,604	2,987,077	138,006	1,217,682	18,889	5,672,258

Year ended December 31, 2014	Land, building and improvements	Plant and production equipment	Vehicles, furniture and fixtures	Work in progress	Spare parts and equipment	Total

Cost
Values at the beginning of the year	1,498,188	8,073,413	339,314	441,902	37,754	10,390,571
Translation differences	(15,137)	(241,044)	(4,445)	(7,719)	(854)	(269,199)
Additions (*)	56,078	3,359	4,959	937,927	5,823	1,008,146
Disposals / Consumptions	(2,179)	(32,567)	(6,436)	-	(4,922)	(46,104)
Increase due to business combinations	5,059	20,803	2,758	859	31	29,510
Transfers / Reclassifications	91,788	409,938	23,404	(526,431)	243	(1,058)
Values at the end of the year	1,633,797	8,233,902	359,554	846,538	38,075	11,111,866

Depreciation and impairment
Accumulated at the beginning of the year	373,304	5,131,501	197,555	-	14,444	5,716,804
Translation differences	(5,996)	(134,723)	(3,677)	-	(256)	(144,652)
Depreciation charge	47,132	313,745	25,088	-	1,164	387,129
Transfers / Reclassifications	23	(38)	603	-	-	588
Increase due to business combinations	2,044	12,745	2,291	-	-	17,080
Impairment charge (See Note 5)	3,019	7,905	-	-	-	10,924
Disposals / Consumptions	(1,316)	(29,370)	(4,878)	-	-	(35,564)
Accumulated at the end of the year	418,210	5,301,765	216,982	-	15,352	5,952,309
At December 31, 2014	1,215,587	2,932,137	142,572	846,538	22,723	5,159,557

Property, plant and equipment include capitalized interests for net amounts at December 31, 2015 and 2014 of $15.5 million and $3.3 million, respectively.

(*) The increase is mainly due to progress in the construction of the greenfield seamless facility in Bay City, Texas.

11            Intangible assets, net

Year ended December 31, 2015	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	471,935	494,014	2,182,004	2,059,946	5,207,899
Translation differences	(12,127)	(127)	(11,295)	-	(23,549)
Additions	65,022	774	-	-	65,796
Transfers / Reclassifications	95	1,028	-	-	1,123
Disposals	(56)	(1,027)	-	-	(1,083)
Values at the end of the year	524,869	494,662	2,170,709	2,059,946	5,250,186

Amortization and impairment
Accumulated at the beginning of the year	283,679	332,823	436,625	1,397,142	2,450,269
Translation differences	(7,454)	-	-	-	(7,454)
Amortization charge	59,342	30,588	-	172,709	262,639
Impairment charge (See Note 5)	-	-	400,314	-	400,314
Transfers / Reclassifications	(35)	1,001	-	-	966
Accumulated at the end of the year	335,532	364,412	836,939	1,569,851	3,106,734
At December 31, 2015	189,337	130,250	1,333,770	490,095	2,143,452

Year ended December 31, 2014	Information system projects	Licenses, patents and trademarks (*)	Goodwill	Customer relationships	Total

Cost
Values at the beginning of the year	400,488	492,829	2,147,242	2,059,946	5,100,505
Translation differences	(9,590)	(63)	(6,481)	-	(16,134)
Additions	79,983	1,244	-	-	81,227
Transfers / Reclassifications	1,090	556	-	-	1,646
Increase due to business combinations	28	-	41,243	-	41,271
Disposals	(64)	(552)	-	-	(616)
Values at the end of the year	471,935	494,014	2,182,004	2,059,946	5,207,899

Amortization and impairment
Accumulated at the beginning of the year	249,916	302,444	340,488	1,140,421	2,033,269
Translation differences	(6,425)	-	-	-	(6,425)
Amortization charge	40,188	30,379	-	157,933	228,500
Impairment charge (See Note 5)	-	-	96,137	98,788	194,925
Accumulated at the end of the year	283,679	332,823	436,625	1,397,142	2,450,269
At December 31, 2014	188,256	161,191	1,745,379	662,804	2,757,630

 (*) Includes Proprietary Technology.
The geographical allocation of goodwill for the year ended December 31, 2015 was $1.214.3 million for North America, $116.9 million for South America $1.9 million for Europe, and $0.7 million for Middle East & Africa.

The carrying amount of goodwill allocated by CGU, as of December 31, 2015, was as follows:

As of December 31, 2015	Tubes Segment			Other Segment
CGU	Maverick Acquisition	Hydril Acquisition	Other	Maverick Acquisition	Total
OCTG (USA)	225	-	-	-	225
Tamsa (Hydril and other)	-	346	19	-	365
Siderca (Hydril and other)	-	265	93	-	358
Hydril	-	309	-	-	309
Electric Conduits	46	-	-	-	46
Coiled Tubing	-	-	-	4	4
Other	-	-	26	-	26
Total	271	920	139	4	1,334

12            Investments in non-consolidated companies

	Year ended December 31,
	2015	2014

At the beginning of the year	643,630	912,758
Translation differences	(92,914)	(54,688)
Equity in earnings of non-consolidated companies	(10,674)	(24,696)
Impairment loss in non-consolidated companies	(28,884)	(161,222)
Dividends and distributions received	(20,674)	(17,735)
Additions (c)	4,400	1,380
Decrease due to consolidation (*)	-	(8,310)
Decrease / increase in equity reserves	(4,239)	(3,857)
At the end of the period	490,645	643,630

 (*) See Note 26

The principal non-consolidated companies are:

		% ownership - voting rights at December 31,		Value at December 31,
Company	Country of incorporation	2015	2014	2015	2014
a) Ternium S.A.	Luxembourg	11.46% (*)	11.46% (*)	449,375	527,080
b) Usiminas S.A.	Brazil	2.5% - 5%	2.5% - 5%	36,109	113,099
Others	-	-	-	5,161	3,451
				490,645	643,630

 (*) Including treasury shares.
a) Ternium S.A.

Ternium S.A. ("Ternium"), is a steel producer with production facilities in Mexico, Argentina, Colombia, United States and Guatemala and is one of Tenaris' main suppliers of round steel bars and flat steel products for its pipes business.
At December 31, 2015, the closing price of Ternium's ADSs as quoted on the New York Stock Exchange was $12.4 per ADS, giving Tenaris' ownership stake a market value of approximately $285.5 million (Level 1). At December 31, 2015, the carrying value of Tenaris' ownership stake in Ternium, based on Ternium's IFRS financial statements, was approximately $449.4 million. See Section II.B.2.

The Company reviews periodically the recoverability of its investment in Ternium. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Value-in-use was calculated by discounting the estimated cash flows over a five year period based on forecasts approved by management. For the subsequent years beyond the five-year period, a terminal value was calculated based on perpetuity considering a nominal growth rate of 2%. The discount rates used are based on the respective weighted average cost of capital (WACC), which is considered to be a good indicator of capital cost. The discount rate used to test the investment in Ternium for impairment was 10.6%.

b) Usiminas S.A.

Usiminas is a Brazilian producer of high quality flat steel products used in the energy, automotive and other industries and it is Tenaris' principal supplier of flat steel in Brazil for its pipes and industrial equipment businesses.

At December 31, 2015, the closing price of the Usiminas' ordinary shares as quoted on the BM&F Bovespa Stock Exchange was BRL 4.0 (approximately $1.03) per share, giving Tenaris' ownership stake a market value of approximately $25.7 million (Level 1). At December 31, 2015, the carrying value of Tenaris' ownership stake in Usiminas, was approximately $36.1 million.

12	Investments in non-consolidated companies (Cont.)

b) Usiminas S.A. (Cont.)

The Company reviews periodically the recoverability of its investment in Usiminas. To determine the recoverable value, the Company estimates the value in use of the investment by calculating the present value of the expected cash flows. There is a significant interaction among the principal assumptions made in estimating Usiminas' cash flow projections, which include iron ore and steel prices, foreign exchange and interest rates, Brazilian GDP and steel consumption in the Brazilian market. The key assumptions used by the Company are based on external and internal sources of information, and management judgment based on past experience and expectations of future changes in the market.

Usiminas' financial statements as of December 31, 2015 described a downgraded economic scenario for the company that caused a significant impact on its financial leverage and cash generation. In addition, Usiminas' auditors included in their report on these financial statements an emphasis of matter paragraph which, without qualifying their opinion, indicated the existence of "a material uncertainty that may cast significant doubt about the Company's ability to continue as a going concern" as a result of the risk of  not achieving an action plan defined by Usiminas' management to equalize its financial obligations with cash generation. Consequently, Tenaris, in a conservative approach and considering the guidance of IAS 36, assessed the recoverable value of its investment in Usiminas based on Usiminas ordinary shares average market price for December 2015, and impaired its investment by $28.9 million.

c) Techgen, S.A. de C.V. ("Techgen")

Techgen is a Mexican company currently undertaking the construction and operation of a natural gas-fired combined cycle electric power plant in the Pesquería area of the State of Nuevo León, Mexico, with a power capacity of between 850 and 900 megawatts. As of February 2014, Tenaris completed the initial investments in Techgen of 22% of its share capital, the remaining ownership is held by Ternium and Tecpetrol International S.A. (a wholly-owned subsidiary of San Faustin S.A., the controlling shareholder of both Tenaris and Ternium) by 48% and 30% respectively.

Techgen is a party to transportation capacity agreements for a purchasing capacity of 150,000 MMBtu/Gas per day starting on June 1, 2016 and ending on May 31, 2036, and a party to a contract for the purchase of power generation equipment and other services related to the equipment. As of December 31, 2015, Tenaris exposure under these agreements amount to $62.6 million and $2.2 million respectively.

Tenaris issued a Corporate Guarantee covering 22% of the obligations of Techgen under a syndicated loan agreement between Techgen and several banks. The loan agreement amounted to $800 million to be used in the construction of the facility. The main covenants under the Corporate Guarantee are limitations on the sale of certain assets and compliance with financial ratios (e.g. leverage ratio). As of December 31, 2015, disbursements under the loan agreement amounted $800 million, as a result the amount guaranteed by Tenaris was approximately $176 million.

Summarized selected financial information of Ternium and Usiminas, including the aggregated amounts of assets, liabilities, revenues and profit or loss is as follows:

	2015		2014
	Usiminas S.A.	Ternium S.A.	Usiminas S.A.	Ternium S.A.
Non-current assets	5,343,038	5,480,389	8,372,431	6,341,290
Current assets	1,765,733	2,582,204	3,104,137	3,348,869
Total assets	7,108,771	8,062,593	11,476,568	9,690,159
Non-current liabilities	2,117,536	1,558,979	2,617,657	1,964,070
Current liabilities	1,151,383	1,700,617	1,795,583	2,091,386
Total liabilities	3,268,919	3,259,596	4,413,240	4,055,456
Non-controlling interests	405,880	769,849	768,749	937,502
Revenues	3,115,551	7,877,449	5,016,528	8,726,057
Gross profit	70,801	1,400,177	447,311	1,800,888

Net (loss) income for the year attributable to owners of the parent	(1,053,806)	8,127	61,531	(198,751)
Total comprehensive loss for the year, net of tax, attributable to owners of the parent		(457,750)		(495,603)

13            Receivables – non current
	Year ended December 31,
	2015	2014

Government entities	1,113	1,697
Employee advances and loans	11,485	12,214
Tax credits	25,660	29,997
Receivables from related parties	62,675	43,093
Legal deposits	14,719	21,313
Advances to suppliers and other advances	70,509	119,970
Others	35,515	35,588
	221,676	263,872
Allowances for doubtful accounts (see Note 22 (i))	(1,112)	(1,696)
	220,564	262,176

14            Inventories

	Year ended December 31,
	2015	2014

Finished goods	741,437	1,012,297
Goods in process	407,126	622,365
Raw materials	277,184	396,847
Supplies	503,692	554,946
Goods in transit	143,228	386,954
	2,072,667	2,973,409
Allowance for obsolescence (see Note 23 (i))	(229,200)	(193,540)
	1,843,467	2,779,869

15            Receivables and prepayments
	Year ended December 31,
	2015	2014

Prepaid expenses and other receivables	29,463	40,377
Government entities	3,498	3,189
Employee advances and loans	10,951	16,478
Advances to suppliers and other advances	27,823	42,832
Government tax refunds on exports	7,053	16,956
Receivables from related parties	14,249	63,733
Derivative financial instruments	18,155	25,588
Miscellaneous	44,736	66,470
	155,928	275,623
Allowance for other doubtful accounts (see Note 23 (i))	(7,082)	(7,992)
	148,846	267,631

16            Current tax assets and liabilities

	Year ended December 31,
Current tax assets	2015	2014
V.A.T. credits	60,730	74,129
Prepaid taxes	127,450	55,275
	188,180	129,404

	Year ended December 31,
Current tax liabilities	2015	2014
Income tax liabilities	46,600	239,468
V.A.T. liabilities	24,661	27,156
Other taxes	64,757	85,729
	136,018	352,353

17            Trade receivables
	Year ended December 31,
	2015	2014
Current accounts	1,216,126	2,002,867
Receivables from related parties	20,483	29,505
	1,236,609	2,032,372
Allowance for doubtful accounts (see Note 23 (i))	(101,480)	(68,978)
	1,135,129	1,963,394

The following table sets forth details of the aging of trade receivables:

			Past due
	Trade Receivables	Not Due	1 - 180 days	> 180 days
At December 31, 2015
Guaranteed	353,537	268,606	33,706	51,225
Not guaranteed	883,072	634,250	152,173	96,649
Guaranteed and not guaranteed	1,236,609	902,856	185,879	147,874
Allowance for doubtful accounts	(101,480)	-	(1,664)	(99,816)
Net Value	1,135,129	902,856	184,215	48,058

At December 31, 2014
Guaranteed	571,170	495,336	70,239	5,595
Not guaranteed	1,461,202	1,186,958	203,116	71,128
Guaranteed and not guaranteed	2,032,372	1,682,294	273,355	76,723
Allowance for doubtful accounts	(68,978)	-	(902)	(68,076)
Net Value	1,963,394	1,682,294	272,453	8,647

Trade receivables are mainly denominated in U.S. dollar
18            Cash and cash equivalents and Other investments
	Year ended December 31,
	2015	2014
Cash and cash equivalents
Cash at banks	101,019	120,772
Liquidity funds	81,735	110,952
Short – term investments	103,793	185,921
	286,547	417,645
Other investments - current
Fixed Income (time-deposit, zero coupon bonds, commercial papers)	877,436	718,877
Bonds and other fixed Income	1,203,695	817,823
Fund Investments	59,731	301,679
	2,140,862	1,838,379
Other investments - Non-current
Bonds and other fixed Income	393,084	-
Others	1,662	1,539
	394,746	1,539

19            Borrowings
	Year ended December 31,
	2015	2014
Non-current
Bank borrowings	223,050	30,104
Finance lease liabilities	171	729
	223,221	30,833
Current
Bank borrowings and other loans including related companies	747,704	966,741
Bank overdrafts	349	1,200
Finance lease liabilities	371	486
Costs of issue of debt	(129)	(20)
	748,295	968,407

Total Borrowings	971,516	999,240

The maturity of borrowings is as follows:

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2015
Financial lease	371	138	29	4	-	-	542
Other borrowings	747,924	201,152	1,261	1,285	880	18,472	970,974
Total borrowings	748,295	201,290	1,290	1,289	880	18,472	971,516

Interest to be accrued (*)	1,152	1,050	1,031	1,010	990	1,046	6,279
Total	749,447	202,340	2,321	2,299	1,870	19,518	977,795

	1 year or less	1 - 2 years	2 – 3 years	3 - 4 years	4 - 5 years	Over 5 years	Total
At December 31, 2014
Financial lease	487	392	219	97	21	-	1,216
Other borrowings	967,920	7,117	1,147	1,259	1,207	19,374	998,024
Total borrowings	968,407	7,509	1,366	1,356	1,228	19,374	999,240

Interest to be accrued (*)	19,398	2,586	1,074	1,057	1,055	2,168	27,338
Total	987,805	10,095	2,440	2,413	2,283	21,542	1,026,578

(*) Includes the effect of hedge accounting.

Significant borrowings include:

			In million of USD
Disbursement date	Borrower	Type	Original & Outstanding	Final maturity
2015	Tamsa	Bank loans	607	2016
Mainly 2015	Siderca	Bank loans	105	2016
2015	TuboCaribe	Bank loan	200	Jan-17

As of December 31, 2015, Tenaris was in compliance with all of its covenants.

The weighted average interest rates before tax shown below were calculated using the rates set for each instrument in its corresponding currency as of December 31, 2015 and 2014 (considering hedge accounting where applicable).

	2015	2014
Total borrowings	1.52%	1.89%

19            Borrowings (Cont.)

Breakdown of long-term borrowings by currency and rate is as follows:

Non current borrowings
		Year ended December 31,
Currency	Interest rates	2015	2014
USD	Fixed	219,778	21,079
ARS	Fixed	-	4,933
EUR	Fixed	2,922	3,981
Others	Variable	521	840
Total non-current borrowings		223,221	30,833

Breakdown of short-term borrowings by currency and rate is as follows:

Current borrowings

		Year ended December 31,
Currency	Interest rates	2015	2014
USD	Variable	16,046	184,103
USD	Fixed	2,482	14,577
EUR	Variable	66	24,030
EUR	Fixed	1,047	1,272
MXN	Fixed	614,916	522,225
ARS	Fixed	113,326	184,791
BRL	Variable	-	34,446
ARS	Variable	37	71
Others	Variable	165	252
Others	Fixed	210	2,640
Total current borrowings		748,295	968,407

20            Deferred income tax
Deferred income taxes are calculated in full on temporary differences under the liability method using the tax rate of each country.
The evolution of deferred tax assets and liabilities during the year are as follows:

Deferred tax liabilities
	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	346,385	44,234	482,446	873,065
Translation differences	(13,641)	-	11,154	(2,487)
Charged directly to Other Comprehensive Income	-	-	3,999	3,999
Income statement credit / (charge)	(18,903)	(1,718)	51,958	31,337
At December 31, 2015	313,841	42,516	549,557	905,914

	Fixed assets	Inventories	Intangible and Other (*)	Total

At the beginning of the year	360,208	21,526	548,219	929,953
Translation differences	(3,067)	-	849	(2,218)
Charged directly to Other Comprehensive Income	-	682	(906)	(224)
Income statement credit / (charge)	(10,756)	22,026	(65,716)	(54,446)
At December 31, 2014	346,385	44,234	482,446	873,065

(*) Includes the effect of currency translation on tax base explained in Note 8.

20            Deferred income tax (Cont.)
Deferred tax assets
	Provisions and allowances	Inventories	Tax losses (*)	Other	Total

At the beginning of the year	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)
Translation differences	9,709	4,049	6,988	1,020	21,766
Charged directly to Other Comprehensive Income	-	-	-	527	527
Income statement charge / (credit)	(11,500)	78,282	(64,730)	46,554	48,606
At December 31, 2015	(47,127)	(107,378)	(99,394)	(102,396)	(356,295)

(*) As of December 31, 2015, the recognized deferred tax assets on tax losses amount to $99.4 million  and the net unrecognized deferred tax assets amount to $33.7 million.

	Provisions and allowances	Inventories	Tax losses	Other	Total

At the beginning of the year	(53,636)	(162,242)	(25,810)	(134,319)	(376,007)
Translation differences	4,317	2,334	1,500	322	8,473
Increase due to business combinations	(1,255)	(297)	(3,535)	(281)	(5,368)
Charged directly to Other Comprehensive Income	979	(682)	-	40	337
Income statement charge / (credit)	4,259	(28,822)	(13,807)	(16,259)	(54,629)
At December 31, 2014	(45,336)	(189,709)	(41,652)	(150,497)	(427,194)

The recovery analysis of deferred tax assets and deferred tax liabilities is as follows:
	Year ended December 31,
	2015	2014

Deferred tax assets to be recovered after 12 months	(109,025)	(119,192)
Deferred tax liabilities to be recovered after 12 months	843,022	868,289

Deferred income tax assets and liabilities are offset when (1) there is a legally enforceable right to set-off current tax assets against current tax liabilities and (2) when the deferred income taxes relate to the same fiscal authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis. The following amounts, determined after appropriate set-off, are shown in the Consolidated Statement of Financial Position:

	Year ended December 31,
	2015	2014

Deferred tax assets	(200,706)	(268,252)
Deferred tax liabilities	750,325	714,123
	549,619	445,871

The movement in the net deferred income tax liability account is as follows:

	Year ended December 31,
	2015	2014

At the beginning of the year	445,871	553,946
Translation differences	19,279	6,255
Charged directly to Other Comprehensive Income	4,526	113
Income statement credit (debit)	79,943	(109,075)
Increase due to business combinations	-	(5,368)
At the end of the period	549,619	445,871

21            Other liabilities
(i)            Other liabilities – Non current
	Year ended December 31,
	2015	2014
Post-employment benefits	135,880	164,217
Other-long term benefits	78,830	98,069
Miscellaneous	16,466	23,579
	231,176	285,865

Post-employment benefits
▪	Unfunded
	Year ended December 31,
	2015	2014
Values at the beginning of the period	126,733	136,931
Current service cost	5,918	7,582
Interest cost	6,164	9,254
Curtailments and settlements	(128)	(236)
Remeasurements (*)	(9,743)	(9,824)
Translation differences	(8,418)	(8,665)
Benefits paid from the plan	(16,062)	(8,006)
Other	3,137	(303)
At the end of the year	107,601	126,733

(*) For 2015 and 2014, a gain of $9.1 and $12.2 million respectively is attributable to demographic assumptions, and a gain of $0.6 and a loss of $2.4 million respectively is attributable to financial assumptions.

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2015	2014
Discount rate	2% - 7%	2% - 7%
Rate of compensation increase	0% - 3%	2% - 3%

As of December 31, 2015, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $8.6 million and $9.1 million respectively, and an increase / (decrease) of 1% in the rate of compensation assumption would have generated an increase / (decrease) impact on the defined benefit obligation of $4.7 million and $4.2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

▪	Funded

The amounts recognized in the statement of financial position for the current annual period and the previous annual period are as follows:

	Year ended December 31,
	2015	2014
Present value of funded obligations	153,974	183,085
Fair value of plan assets	(128,321)	(147,991)
Liability (*)	25,653	35,094

(*) In 2015 and 2014, $2.6 million and $2.4 million corresponding to an overfunded plan were reclassified within other non-current assets, respectively.

21            Other liabilities (Cont.)

(i)            Other liabilities – Non current (Cont.)

The movement in the present value of funded obligations is as follows:

	Year ended December 31,
	2015	2014
At the beginning of the year	183,085	177,433
Translation differences	(18,507)	(10,000)
Current service cost	1,155	2,266
Interest cost	6,725	7,621
Remeasurements (*)	(6,124)	16,104
Benefits paid	(12,360)	(10,339)
Movement in the fair value of plan assets	153,974	183,085

 (*)For 2015 and 2014, a gain of $1.1 and a loss of $1.5 million respectively is attributable to demographic assumptions, and a gain of $5 and a loss of $ 14.6 million respectively is attributable to financial assumptions.

The movement in the fair value of plan assets is as follows:
	Year ended December 31,
	2015	2014
At the beginning of the year	(147,991)	(145,777)
Return on plan assets	(5,021)	(7,842)
Remeasurements	1,686	(8,130)
Translation differences	15,651	8,911
Contributions paid to the plan	(5,066)	(5,548)
Benefits paid from the plan	12,360	10,339
Other	60	56
	(128,321)	(147,991)

The major categories of plan assets as a percentage of total plan assets are as follows:
	Year ended December 31,
	2015	2014
Equity instruments	52.3%	52.7%
Debt instruments	44.3%	43.7%
Others	3.4%	3.6%

The principal actuarial assumptions used were as follows:

	Year ended December 31,
	2015	2014
Discount rate	4%	4%
Rate of compensation increase	0% - 2%	2% - 3%

21            Other liabilities (Cont.)

(i)            Other liabilities – Non current (Cont.)

The expected return on plan assets is determined by considering the expected returns available on the assets underlying the current investment policy. Expected return on plan assets is determined based on long-term, prospective rates of return as of the end of the reporting period.

As of December 31, 2015, an increase / (decrease) of 1% in the discount rate assumption would have generated a (decrease) / increase on the defined benefit obligation of $18 million and $22.2 million respectively, and an increase / (decrease) of 1% in the compensation rate assumption would have generated an increase / (decrease) on the defined benefit obligation of $2.2 million and $2 million respectively. The above sensitivity analyses are based on a change in discount rate and rate of compensation while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated.

The employer contributions expected to be paid for the year 2016 amount approximately to $3.9 million.

The expected maturity of undiscounted post- employment benefits is as follows:

At 31 December 2015	Less than 1 year	1 - 2 years	2 - 3 years	3 - 4 years	4 - 5 years	Over 5 years
Unfunded Post-employment benefits	10,488	5,334	16,694	5,587	5,343	234,606
Funded Post-employment benefits	8,144	8,437	8,768	9,001	9,239	290,089
Total	18,632	13,771	25,462	14,588	14,582	524,695

The methods and types of assumptions used in preparing the sensitivity analysis did not change compared to the previous period.

(ii)            Other liabilities – current

	Year ended December 31,
	2015	2014
Payroll and social security payable	173,528	204,558
Liabilities with related parties	351	5,305
Derivative financial instruments	34,445	56,834
Miscellaneous	14,518	29,580
	222,842	296,277

22            Non-current allowances and provisions

(i)	Deducted from non current receivables
	Year ended December 31,
	2015	2014

Values at the beginning of the year	(1,696)	(2,979)
Translation differences	584	534
Used	-	749
Values at the end of the year	(1,112)	(1,696)

(ii)            Liabilities
	Year ended December 31,
	2015	2014

Values at the beginning of the year	70,714	66,795
Translation differences	(20,725)	(10,253)
Additional provisions	9,390	18,029
Reclassifications	6,562	(2,276)
Used	(4,520)	(5,146)
Increase due to business combinations	-	3,565
Values at the end of the year	61,421	70,714

23            Current allowances and provisions
(i)            Deducted from assets
Year ended December 31, 2015	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(68,978)	(7,992)	(193,540)
Translation differences	1,033	1,732	10,056
Additional allowances	(36,788)	(1,114)	(68,669)
Used	3,253	292	22,953
At December 31, 2015	(101,480)	(7,082)	(229,200)

Year ended December 31, 2014	Allowance for doubtful accounts - Trade receivables	Allowance for other doubtful accounts - Other receivables	Allowance for inventory obsolescence

Values at the beginning of the year	(51,154)	(9,396)	(228,765)
Translation differences	384	1,335	5,141
Additional allowances	(21,704)	(336)	(4,704)
Increase due to business combinations	(88)	(38)	(875)
Used	3,584	443	35,663
At December 31, 2014	(68,978)	(7,992)	(193,540)

(ii)	Liabilities

Year ended December 31, 2015	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	7,205	13,175	20,380
Translation differences	(517)	(973)	(1,490)
Additional allowances	8,540	1,743	10,283
Reclassifications	47	(6,610)	(6,563)
Used	(8,985)	(4,630)	(13,615)
At December 31, 2015	6,290	2,705	8,995

Year ended December 31, 2014	Sales risks	Other claims and contingencies	Total

Values at the beginning of the year	9,670	16,045	25,715
Translation differences	(747)	(1,777)	(2,524)
Additional allowances	14,100	2,668	16,768
Reclassifications	-	2,275	2,275
Used	(15,818)	(6,036)	(21,854)
At December 31, 2014	7,205	13,175	20,380

24            Derivative financial instruments

Net fair values of derivative financial instruments
The net fair values of derivative financial instruments disclosed within Other Receivables and Other Liabilities at the reporting date, in accordance with IAS 39, are:

	Year ended December 31,
	2015	2014
Foreign exchange derivatives contracts	18,247	25,588
Contracts with positive fair values	18,247	25,588

Foreign exchange derivatives contracts	(34,540)	(56,834)
Contracts with negative fair values	(34,540)	(56,834)
Total	(16,293)	(31,246)

Foreign exchange derivative contracts and hedge accounting
Tenaris applies hedge accounting to certain cash flow hedges of highly probable forecast transactions. The net fair values of exchange rate derivatives and those derivatives that were designated for hedge accounting as of December 2015 and 2014, were as follows:

			Fair Value		Hedge Accounting Reserve
Purchase currency	Sell currency	Term	2015	2014	2015	2014
MXN	USD	2016	(24,364)	(45,061)	320	120
USD	MXN	2016	14,466	18,105	(21)	(66)
EUR	USD	2016	331	(6,186)	-	(6,186)
USD	EUR	2016	957	982	(819)	-
EUR	BRL	2016	-	(96)	-	138
JPY	USD	2016	(24)	(5,079)	-	(1,797)
USD	KWD	2016	28	1,908	28	630
ARS	USD	2016	(8,639)	1,632	3,175	(1,245)
USD	BRL	2016	402	1,089	-	-
USD	CNH	2016	-	95	-	87
USD	GBP	2016	85	438	-	403
Others			465	927	100	-
Total			(16,293)	(31,246)	2,783	(7,916)

Following is a summary of the hedge reserve evolution:

	Equity Reserve Dec-13	Movements 2014	Equity Reserve Dec-14	Movements 2015	Equity Reserve Dec-15
Foreign Exchange	120	(8,036)	(7,916)	10,699	2,783
Total Cash flow Hedge	120	(8,036)	(7,916)	10,699	2,783

Tenaris estimates that the cash flow hedge reserve at December 31, 2015 will be recycled to the Consolidated Income Statement during 2016.

25            Contingencies, commitments and restrictions on the distribution of profits

Contingencies

Tenaris is from time to time subject to various claims, lawsuits and other legal proceedings, including customer claims, in which third parties are seeking payment for alleged damages, reimbursement for losses or indemnity. Some of these claims, lawsuits and other legal proceedings involve highly complex issues, and often these issues are subject to substantial uncertainties. Accordingly, the potential liability with respect to a large portion of such claims, lawsuits and other legal proceedings cannot be estimated with certainty. Management with the assistance of legal counsel periodically reviews the status of each significant matter and assesses potential financial exposure. If a potential loss from a claim, lawsuit or proceeding is considered probable and the amount can be reasonably estimated, a provision is recorded. Accruals for loss contingencies reflect a reasonable estimate of the losses to be incurred based on information available to management as of the date of preparation of the financial statements, and take into consideration litigation and settlement strategies. The Company believes that the aggregate provisions recorded for potential losses in these financial statements (Notes 22 and 23) are adequate based upon currently available information. However, if management's estimates prove incorrect, current reserves could be inadequate and Tenaris could incur a charge to earnings which could have a material adverse effect on Tenaris' results of operations, financial condition, net worth and cash flows.

Set forth below is a description of Tenaris' material ongoing legal proceedings:

▪	Tax assessment in Italy

An Italian subsidiary of Tenaris, received on December 24, 2012 a tax assessment from the Italian tax authorities related to allegedly omitted withholding tax on dividend payments made in 2007. The assessment, which was for an estimated amount of EUR292 million (approximately $318 million), comprising principal, interest and penalties, was appealed with the first-instance tax court in Milan. In February 2014, the first-instance tax court issued its decision on this tax assessment, partially reversing the assessment and lowering the claimed amount to approximately EUR9 million (approximately $10 million), including principal, interest and penalties. On October 2, 2014, the Italian tax authorities appealed against the second-instance tax court decision on the 2007 assessment. On June 12, 2015, the second-instance tax court accepted the Tenaris subsidiary defense arguments and rejected the appeal by the Italian tax authorities, thus reversing the entire 2007 assessment and recognizing that the dividend payment was exempt from withholding tax. The Italian tax authorities have appealed the second-instance tax court decision before the Supreme Court.

On December 24, 2013, the Italian subsidiary received a second tax assessment from the Italian tax authorities, based on the same arguments as those in the first assessment, relating to allegedly omitted withholding tax on dividend payments made in 2008 – the last such distribution made by the Italian subsidiary. The assessment, which was for an estimated amount of EUR254 million (approximately $276 million), comprising principal interest and penalties, was appealed with the first-instance tax court in Milan. On January 27, 2016, the first-instance tax court rejected the appeal filed by the Italian subsidiary. This first-instance ruling, which held that the Italian subsidiary is required to pay an amount of EUR220 million (approximately $240 million) including principal interest and penalties, contradicts the first- and second-instance tax court rulings in connection with the 2007 assessment. Tenaris continues to believe that the Italian subsidiary has correctly applied the relevant legal provisions; accordingly, the Italian subsidiary will appeal the January 2016 first-instance ruling against the second-instance tax court and will also request the suspension of its effects.

Based, among other things, on the tax court decisions on the 2007 assessment and the opinion of counsels, Tenaris believes that it is not probable that the ultimate resolution of either the 2007 or the 2008 tax assessment will result in a material obligation.

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares

In 2013, Confab was notified of a lawsuit filed in Brazil by Companhia Siderúrgica Nacional (CSN) and various entities affiliated with CSN against Confab and the other entities that acquired a participation in Usiminas' control group in January 2012.

25            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Contingencies (Cont.)

▪	CSN claims relating to the January 2012 acquisition of Usiminas shares (Cont.)

The CSN lawsuit alleges that, under applicable Brazilian laws and rules, the acquirers were required to launch a tag-along tender offer to all non-controlling holders of Usiminas ordinary shares for a price per share equal to 80% of the price per share paid in such acquisition, or BRL28.8, and seeks an order to compel the acquirers to launch an offer at that price plus interest. If so ordered, the offer would need to be made to 182,609,851 ordinary shares of Usiminas not belonging to Usiminas' control group, and Confab would have a 17.9% share in that offer.

On September 23, 2013, the first instance court issued its decision finding in favor of Confab and the other defendants and dismissing the CSN lawsuit. The claimants appealed the court decision and the defendants filed their response to the appeal. It is currently expected that the court of appeals will issue its judgment on the appeal in the first half of 2016.

The Company is aware that on November 10, 2014, CSN filed a separate complaint with Brazil's securities regulator Comissão de Valores Mobiliários (CVM) on the same grounds and with the same purpose as the lawsuit referred to above. The CVM proceeding is underway and the Company has not yet been served with process or requested to provide its response.

Finally, on December 11, 2014, CSN filed a claim with Brazil's antitrust regulator Conselho Administrativo de Defesa Econômica (CADE). In its claim, CSN alleged that the antitrust clearance request related to the January 2012 acquisition, which was approved by CADE without restrictions in August 2012, contained a false and deceitful description of the acquisition aimed at frustrating the minority shareholders' right to a tag-along tender offer, and requested that CADE investigate and reopen the antitrust review of the acquisition and suspend the Company's voting rights in Usiminas until the review is completed. On May 6, 2015, CADE rejected CSN's claim. CSN did not appeal the decision and on May 19, 2015, CADE finally closed the file.

Tenaris believes that all of CSN's claims and allegations are groundless and without merit, as confirmed by several opinions of Brazilian legal counsel and previous decisions by CVM, including a February 2012 decision determining that the above mentioned acquisition did not trigger any tender offer requirement, and, more recently, the first instance court decision on this matter first referred to above. Accordingly, no provision was recorded in these Consolidated Financial Statements.

Commitments

Set forth is a description of Tenaris' main outstanding commitments:

▪	A Tenaris company is a party to a contract with Nucor Corporation under which it is committed to purchase on a monthly basis a minimum volume of hot-rolled steel coils at prices that are negotiated annually by reference to prices to comparable Nucor customers. The contract became effective in May 2013 and will be in force until December 2017; provided, however, that either party may terminate the contract at any time after January 1, 2015 with a 12-month prior notice. Due to the current weak pipe demand associated with the reduction in drilling activity, the parties entered into a temporary agreement pursuant to which application of the minimum volume requirements were suspended, and Tenaris is temporarily allowed to purchase steel volumes in accordance with its needs. As of December 31, 2015, the estimated aggregate contract amount through December 31, 2016, calculated at current prices, is approximately $221 million.

▪	A Tenaris company entered into various contracts with suppliers pursuant to which it committed to purchase goods and services for a total amount of approximately $347.9 million related to the investment plan to expand Tenaris' U.S. operations with the construction of a state-of-the-art seamless pipe mill in Bay City, Texas. As of December 31, 2015 approximately $836.5 million had already been invested.

25            Contingencies, commitments and restrictions on the distribution of profits (Cont.)

Restrictions to the distribution of profits and payment of dividends

As of December 31, 2015, equity as defined under Luxembourg law and regulations consisted of:

(all amounts in thousands of U.S. dollars)
Share capital	1,180,537
Legal reserve	118,054
Share premium	609,733
Retained earnings including net income for the year ended December 31, 2015	18,024,204
Total equity in accordance with Luxembourg law	19,932,528

At least 5% of the Company's net income per year, as calculated in accordance with Luxembourg law and regulations, must be allocated to the creation of a legal reserve equivalent to 10% of the Company's share capital. As of December 31, 2015, this reserve is fully allocated and additional allocations to the reserve are not required under Luxembourg law. Dividends may not be paid out of the legal reserve.

The Company may pay dividends to the extent, among other conditions, that it has distributable retained earnings calculated in accordance with Luxembourg law and regulations.

At December 31, 2015, distributable amount under Luxembourg law totals $18.6 billion, as detailed below:

(all amounts in thousands of U.S. dollars)
Retained earnings at December 31, 2014 under Luxembourg law	21,072,180
Other income and expenses for the year ended December 31, 2015 (*)	(2,516,734)
Dividends approved	(531,242)
Retained earnings at December 31, 2015 under Luxembourg law	18,024,204
Share premium	609,733
Distributable amount at December 31, 2015 under Luxembourg law	18,633,937

(*) In 2015 result under Luxembourg GAAP was affected by the written down of the value of its investment.

26            Acquisition of subsidiaries and non-consolidated companies

In September 2014, Tenaris closed the acquisition of 100% of the shares of Socobras Participações Ltda. ("Socobras"), a holding company that owned 50% of the shares of Socotherm Brasil S.A.("Socotherm"). Tenaris already owned the other 50% interest in Socotherm, following completion of this transaction, Tenaris now owns 100% of Socotherm.

The purchase price amounted to $29.6 million, net assets acquired (including PPE, inventories and cash and cash equivalents) amounted to $9.6 million and goodwill for $20 million.

Tenaris accounted for this transaction as a step-acquisition whereby Tenaris' ownership interest in Socotherm held before the acquisition was remeasured to fair value at that date. As a result, Tenaris recorded a result of approximately $21.3 million resulting from the difference between the carrying value of its initial investments in Socotherm and the fair value which was included in "Equity in earnings (losses) of non-consolidated companies" in the Consolidated Income Statement.

Had the transaction been consummated on January 1, 2014, then Tenaris' unaudited pro forma net sales and net income from continuing operations would not have changed materially.

27            Cash flow disclosures

	Year ended December 31,
(i) Changes in working capital	2015	2014	2013
Inventories	936,402	(72,883)	287,874
Receivables and prepayments and Current tax assets	60,009	(31,061)	62,114
Trade receivables	828,265	20,886	129,939
Other liabilities	(123,904)	(61,636)	(151,578)
Customer advances	1,171	76,383	(77,099)
Trade payables	(327,958)	(3,755)	(62,470)
	1,373,985	(72,066)	188,780

(ii) Income tax accruals less payments
Tax accrued	244,505	586,061	627,877
Taxes paid	(335,585)	(506,999)	(502,461)
	(91,080)	79,062	125,416

(iii) Interest accruals less payments, net
Interest accrued	(11,517)	6,174	37,356
Interest received	28,238	31,306	42,091
Interest paid	(18,696)	(74,672)	(109,170)
	(1,975)	(37,192)	(29,723)

(iv) Cash and cash equivalents
Cash at banks, liquidity funds and short - term investments	286,547	417,645	614,529
Bank overdrafts	(349)	(1,200)	(16,384)
	286,198	416,445	598,145

As of December 31, 2015, 2014 and 2013, the components of the line item "other, including currency translation adjustment" are immaterial to net cash provided by operating activities.

28            Related party transactions

As of December 31, 2015:

▪	San Faustin S.A., a Luxembourg Société Anonyme ("San Faustin"), owned 713,605,187 shares in the Company, representing 60.45% of the Company's capital and voting rights.

▪	San Faustin owned all of its shares in the Company through its wholly-owned subsidiary Techint Holdings S.à r.l., a Luxembourg Société à Responsabilité Limitée ("Techint"), who is the holder of record of the above-mentioned Tenaris shares.

▪	Rocca & Partners Stichting Administratiekantoor Aandelen San Faustin, a Dutch private foundation (Stichting) ("RP STAK") held shares in San Faustin sufficient in number to control San Faustin.

▪	No person or group of persons controls RP STAK.

Based on the information most recently available to the Company, Tenaris' directors and senior management as a group owned 0.13% of the Company's outstanding shares.

28            Related party transactions (Cont.)

Transactions and balances disclosed as with "non-consolidated parties" are those with companies over which Tenaris exerts significant influence or joint control in accordance with IFRS, but does not have control. All other transactions and balances with related parties which are not non-consolidated parties and which are not consolidated are disclosed as "Other". The following transactions were carried out with related parties:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013
(i) Transactions
(a) Sales of goods and services
Sales of goods to non-consolidated parties	24,019	33,342	35,358
Sales of goods to other related parties	87,663	103,377	115,505
Sales of services to non-consolidated parties	10,154	10,932	15,439
Sales of services to other related parties	4,010	3,264	5,035
	125,846	150,915	171,337

(b) Purchases of goods and services
Purchases of goods to non-consolidated parties	260,280	302,144	320,000
Purchases of goods to other related parties	35,153	44,185	14,828
Purchases of services to non-consolidated parties	16,153	27,304	56,820
Purchases of services to other related parties	78,805	90,652	100,677
	390,391	464,285	492,325

(all amounts in thousands of U.S. dollars)	At December 31,
	2015	2014
(ii) Period-end balances
(a) Arising from sales / purchases of goods / services
Receivables from non-consolidated parties	73,412	104,703
Receivables from other related parties	23,995	31,628
Payables to non-consolidated parties	(20,000)	(53,777)
Payables to other related parties	(19,655)	(28,208)
	57,752	54,346

(b) Financial debt
Borrowings from other related parties	-	(200)
	-	(200)

Directors' and senior management compensation

During the years ended December 31, 2015, 2014 and 2013, the cash compensation of Directors and Senior managers amounted to $29.6 million, $25.6 million and $27.1 million respectively. In addition, Directors and Senior managers received 540, 567 and 534 thousand units for a total amount of $5.4 million, $6.2 million and $5.6 million respectively in connection with the Employee retention and long term incentive program mentioned in Note O (2).

29            Principal subsidiaries

The following is a list of Tenaris' principal subsidiaries and its direct and indirect percentage of ownership of each controlled company at December 31, 2015.

Company	Country of	Main activity	Percentage of ownership at December 31, (*)
	Incorporation		2015	2014	2013
ALGOMA TUBES INC.	Canada	Manufacturing of seamless steel pipes	100%	100%	100%
CONFAB INDUSTRIAL S.A. and subsidiaries	Brazil	Manufacturing of welded steel pipes and capital goods	100%	100%	100%
DALMINE S.p.A.	Italy	Manufacturing of seamless steel pipes	99%	99%	99%
HYDRIL COMPANY and subsidiaries (except detailed) (a)	USA	Manufacture and marketing of premium connections	100%	100%	100%
MAVERICK TUBE CORPORATION and subsidiaries (except detailed)	USA	Manufacturing of welded steel pipes	100%	100%	100%
NKKTUBES	Japan	Manufacturing of seamless steel pipes	51%	51%	51%
PT SEAMLESS PIPE INDONESIA JAYA	Indonesia	Manufacturing of seamless steel products	77%	77%	77%
PRUDENTIAL STEEL ULC	Canada	Manufacturing of welded steel pipes	100%	100%	100%
S.C. SILCOTUB S.A.	Romania	Manufacturing of seamless steel pipes	100%	100%	100%
SIAT SOCIEDAD ANONIMA	Argentina	Manufacturing of welded and seamless steel pipes	100%	100%	100%
SIDERCA S.A.I.C. and subsidiaries (except detailed)	Argentina	Manufacturing of seamless steel pipes	100%	100%	100%
TALTA - TRADING E MARKETING SOCIEDADE UNIPESSOAL LDA.	Madeira	Trading and holding Company	100%	100%	100%
TENARIS BAY CITY, INC.	USA	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS FINANCIAL SERVICES S.A.	Uruguay	Financial company	100%	100%	100%
TENARIS GLOBAL SERVICES (CANADA) INC.	Canada	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (U.S.A.) CORPORATION	USA	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES NIGERIA LIMITED	Nigeria	Marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES S.A. and subsidiaries (b)	Uruguay	Holding company and marketing of steel products	100%	100%	100%
TENARIS GLOBAL SERVICES (UK) LTD	United Kingdom	Marketing of steel products	100%	100%	100%
TENARIS INVESTMENTS S.àr.l.	Luxembourg	Holding company	100%	100%	100%
TENARIS INVESTMENTS S.àr.l. LUXEMBURG, Zug Branch	Switzerland	Holding company and financial services	100%	100%	100%
TENARIS INVESTMENTS SWITZERLAND AG and subsidiaries (except detailed)	Switzerland	Holding company	100%	100%	100%
TUBOS DE ACERO DE MEXICO S.A.	Mexico	Manufacturing of seamless steel pipes	100%	100%	100%
TENARIS TUBOCARIBE LTDA.	Colombia	Manufacturing of welded and seamless steel pipes	100%	100%	100%

(*) All percentages rounded.

(a) Tenaris Investments S.a.r.l. holds 100% of Hydril's subsidiaries shares except for Technical Drilling & Production Services Nigeria. Ltd where it holds 80% for 2015, 2014 and 2013.
(b) Tenaris holds 97,5% of Tenaris Supply Chain S.A,  60% of Gepnaris S.A. and 40% of Tubular Technical Services and Pipe Coaters, and 49% of Amaja Tubular Services Limited

30        Nationalization of Venezuelan Subsidiaries

In May 2009, within the framework of Decree Law 6058, Venezuela's President announced the nationalization of, among other companies, the Company's majority-owned subsidiaries TAVSA - Tubos de Acero de Venezuela S.A. ("Tavsa") and, Matesi Materiales Siderúrgicos S.A ("Matesi"), and Complejo Siderúrgico de Guayana, C.A ("Comsigua"), in which the Company has a non-controlling interest (collectively, the "Venezuelan Companies").

In August 2009, Venezuela, acting through the transition committee appointed by the Minister of Basic Industries and Mines of Venezuela, unilaterally assumed exclusive operational control over Matesi, and in November, 2009, Venezuela, acting through PDVSA Industrial S.A. (a subsidiary of Petróleos de Venezuela S.A.), formally assumed exclusive operational control over the assets of Tavsa. Venezuela did not pay any compensation for these assets.

Tenaris' investments in the Venezuelan Companies are protected under applicable bilateral investment treaties, including the bilateral investment treaty between Venezuela and the Belgium-Luxembourg Economic Union, and Tenaris continues to reserve all of its rights under contracts, investment treaties and Venezuelan and international law. Tenaris has also consented to the jurisdiction of the International Centre for Settlement of Investment Disputes ("ICSID") in connection with the nationalization process.

In August 2011, Tenaris and its wholly-owned subsidiary Talta - Trading e Marketing Sociedad Unipessoal Lda ("Talta"), initiated arbitration proceedings against Venezuela before the ICSID in Washington D.C., seeking adequate and effective compensation for the expropriation of their investment in Matesi. On January 29, 2016, the tribunal released its award. The award upheld Tenaris' and Talta's claim that Venezuela had expropriated their investments in Matesi in violation of Venezuelan law as well as the bilateral investment treaties entered into by Venezuela with the Belgium-Luxembourg Economic Union and Portugal. The award granted compensation in the amount of $87.3 million for the breaches and ordered Venezuela to pay an additional amount of $85.5 million in pre-award interest, aggregating to a total award of $172.8 million, payable in full and net of any applicable Venezuelan tax, duty or charge. The tribunal granted Venezuela a grace period of six months from the date of the award to make payment in full of the amount due without incurring post-award interest, and resolved that if no, or no full, payment is made by then, post-award interest would apply at the rate of 9% per annum.

In July 2012, Tenaris and Talta initiated separate arbitration proceedings against Venezuela before the ICSID, seeking adequate and effective compensation for the expropriation of their respective investments in Tavsa and Comsigua. The tribunal in these proceedings was constituted in July 2013. Following the exchange of further written submissions by the Parties, an oral hearing was held on June 15-23, 2015 in Washington DC. The parties submitted their post-hearing briefs on September 11, 2015; in their brief Tenaris and Talta claimed a principal sum of $243.7 million plus pre-award interest of $471.1 million, plus post-award interest. There is no procedural deadline by which the award must be rendered.

Based on the facts and circumstances described above and following the guidance set forth by IAS 27R, the Company ceased consolidating the results of operations and cash flows of the Venezuelan Companies as from June 30, 2009, and classified its investments in the Venezuelan Companies as financial assets based on the definitions contained in paragraphs 11(c)(i) and 13 of IAS 32.

The Company classified its interests in the Venezuelan Companies as available-for-sale investments since management believes they do not fulfil the requirements for classification within any of the remaining categories provided by IAS 39 and such classification is the most appropriate accounting treatment applicable to non-voluntary dispositions of assets.

Tenaris or its subsidiaries have net receivables with the Venezuelan Companies as of December 31, 2015, for a total amount of approximately $27.0 million.

The Company records its interest in the Venezuelan Companies at its carrying amount at June 30, 2009, and not at fair value, following the guidance set forth by paragraphs 46(c), AG80 and AG81 of IAS 39.

31            Fees paid to the Company's principal accountant

Total fees accrued for professional services rendered by PwC Network firms to Tenaris S.A. and its subsidiaries are detailed as follows:

(all amounts in thousands of U.S. dollars)	Year ended December 31,
	2015	2014	2013
Audit Fees	4,372	5,231	5,723
Audit-Related Fees	78	142	143
Tax Fees	25	89	117
All Other Fees	15	35	51
Total	4,490	5,497	6,034

32            Subsequent event

Annual Dividend Proposal

On February 24, 2016 the Company's Board of Directors proposed, for the approval of the Annual General Shareholders' meeting to be held on May 4, 2016, the payment of an annual dividend of $0.45 per share ($0.90 per ADS), or approximately $531.2 million, which includes the interim dividend of $0.15 per share ($0.30 per ADS) or approximately $177.1 million, paid on November 25, 2015. If the annual dividend is approved by the shareholders, a dividend of $0.30 per share ($0.60 per ADS), or approximately $354.1 million will be paid on May 25, 2016, with an ex-dividend date of May 24, 2016. These Consolidated Financial Statements do not reflect this dividend payable.

Edgardo Carlos
Chief Financial Officer